



SEC Mail Processing
Section

JAN 13 2010

Washington, DC
110

07 January 2010

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

BY COURIER



Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 2 bound documents containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 07 October 2009 up to 30 October 2009, and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") from 01 October 2009 up to 28 December 2009 (ESOS 761 – ESOS 781).

Yours truly

Shireena Woon
Vice President, Corporate Services

encl

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg


Listed Companies Info

Company Announcements



Have the new listing information all in a glance

Announcement Period: Last 3 Months

Company Name: SINGAPORE AIRPORT TRML SVCSLTD

Announcement Category: Select Announcement Category

GO

	Company	Announcement Title	Date	Time
40	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: CHANGES IN BOARD COMMITTEES	Oct 30 2009	12:49:11 PM
110	SINGAPORE AIRPORT TRML SVCSLTD	NOTICE OF BOOK CLOSURE DATE FOR DIVIDEND	Oct 22 2009	06:01:02 PM
99	SINGAPORE AIRPORT TRML SVCSLTD	HALF YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT	Oct 22 2009	05:52:12 PM
65	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: SATS APPOINTS NEW DIRECTOR	Oct 15 2009	05:28:17 PM
58	SINGAPORE AIRPORT TRML SVCSLTD	ANNOUNCEMENT OF APPOINTMENT OF NON-EXECUTIVE DIRECTOR	Oct 15 2009	05:24:34 PM
89	SINGAPORE AIRPORT TRML SVCSLTD	MISCELLANEOUS :: SATS RELEASES 1HFY2009/10 FINANCIAL RESULTS ON 22 OCTOBER 2009	Oct 07 2009	05:53:18 PM

Print this page

MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	30-Oct-2009 12:49:34
Announcement No.	00040

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	Changes in Board Committees
Description	
Attachments	SATS_Changes_in_Board_Committees.pdf Total size = **57K** (2048K size limit recommended)

Close Window



SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

CHANGES IN BOARD COMMITTEES

The Company wishes to announce the following changes which will come into effect on 1 November 2009:

(I) ESTABLISHMENT OF BOARD RISK COMMITTEE

A new Board committee will be established, namely the Board Risk Committee ("BRC"), to oversee the safety and risk management activities of the Company. The purpose of the BRC is to ensure that the Company has effective systems and processes in place at all times to manage safety and risk issues.

The composition of the BRC will be as follows:

Mak Swee Wah	Chairman, BRC Non-Executive, Non-Independent Director
Khaw Kheng Joo	Member, BRC Independent Director
David Heng Chen Seng	Member, BRC Non-Executive, Non-Independent Director

(II) RENAMING OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

With the establishment of the BRC, the oversight function of the Company's risk management activities will be transferred from the Audit and Risk Management Committee ("ARMC") to the BRC. In this regard, the ARMC will be renamed the Audit Committee, and its scope and responsibilities have been amended accordingly.

(II) CHANGES IN COMPOSITION OF BOARD COMMITTEES

The revised composition of the other Board Committees of the Company will be as follows:

Board Executive Committee ("EXCO")	
Edmund Cheng Wai Wing	Chairman, EXCO Independent Director
Ng Kee Choe	Member, EXCO Non-Executive, Non-Independent Director
Mak Swee Wah	Member, EXCO Non-Executive, Non-Independent Director
David Heng Chen Seng	Member, EXCO Non-Executive, Non-Independent Director





Audit Committee ("AC")	
Keith Tay Ah Kee	Chairman, AC Independent Director
Yeo Chee Tong	Member, AC Independent Director
David Zalmon Baffsky	Member, AC Independent Director

Nominating Committee ("NC")	
Khaw Kheng Joo	Chairman, NC Independent Director
Keith Tay Ah Kee	Member, NC Independent Director
Rajiv Behari Lall	Member, NC Independent Director

Remuneration and Human Resource Committee ("RHRC")	
Edmund Cheng Wai Wing	Chairman, RHRC Independent Director
Ng Kee Choe	Member, RHRC Non-Executive, Non-Independent Director
Yeo Chee Tong	Member, RHRC Independent Director

By Order of the Board

Shireena Woon
Company Secretary

30 October 2009



NOTICE OF BOOK CLOSURE DATE FOR DIVIDEND *

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	22-Oct-2009 18:01:21
Announcement No.	00110

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Corporate Action details (e.g. Rights ratio, dividend ratio, tax rate, etc) *	Payment of interim dividend of 5 cents per ordinary share (tax exempt one-tier) for the half-year ended 30 September 2009
Record Date *	09-11-2009
Record Time *	17:00
Date Paid/Payable (if applicable)	25-11-2009
Footnotes	

Attachments	Total size = **0** (2048K size limit recommended)



(4

Print this page

HALF YEAR * FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	22-Oct-2009 17:53:26
Announcement No.	00099

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

For the Financial Period Ended *	30-09-2009

Attachments	SATS_2QFY0910.pdf Preso_1HFY0910.pdf MediaRelease_2QFY0910.pdf Total size = **463K** (2048K size limit recommended)

Close Window



UNAUDITED RESULTS FOR SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2009

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the second quarter and half year ended 30 September 2009 (in $ million)

	THE GROUP			
	2nd Quarter		1st Half	
	2009-10	2008-09	2009-10	2008-09
REVENUE	362.3	249.2	714.0	493.2
EXPENDITURE				
Staff costs*	(130.5)	(113.1)	(254.9)	(223.3)
Cost of raw materials	(94.1)	(23.2)	(185.6)	(46.1)
Licensing fees	(14.1)	(15.9)	(27.7)	(31.4)
Depreciation and amortisation expenses	(22.4)	(14.4)	(45.3)	(29.5)
Company accommodation and utilities	(21.6)	(18.8)	(43.2)	(36.1)
Other costs	(37.2)	(20.2)	(71.2)	(45.0)
	(319.9)	(205.6)	(627.9)	(411.4)
OPERATING PROFIT	42.4	43.6	86.1	81.8
Interest on borrowings	(2.5)	(1.6)	(4.4)	(3.1)
Interest income	0.1	2.2	0.4	4.7
Amortisation of deferred income	0.2	0.3	0.5	0.7
Gain on disposal of property, plant & Equipment	0.2	0.3	0.5	0.4
Share of profits of associated companies	10.5	7.7	19.6	12.0
Impairment in short-term non-equity Investment	-	(10.0)	-	(10.0)
PROFIT BEFORE TAXATION	50.9	42.5	102.7	86.5
Taxation	(10.0)	(9.8)	(20.9)	(19.3)
PROFIT AFTER TAXATION	40.9	32.7	81.8	67.2
Profit attributable to:				
Equity Holders of the Company	40.9	32.4	81.3	66.9
Minority Interests	-	0.3	0.5	0.3
	40.9	32.7	81.8	67.2

Notes :

*Jobs credit deducted from staff costs	6.3	-	12.4	-
Foreign exchange (loss)/gain, net	(0.4)	0.5	(0.6)	(0.3)
Write-back of provision for doubtful debts	0.1	-	0.2	-

STATEMENTS OF COMPREHENSIVE INCOME
for the second quarter and half year ended 30 September 2009 (in $ million)

	THE GROUP		THE GROUP	
	2Q2009-10	**2Q2008-09**	**1H2009-10**	**1H2008-09**
Profit for the period	40.9	32.7	81.8	67.2
Other comprehensive income:				
Net fair value changes on available-for-sale assets	-	0.2	0.3	0.5
Foreign currency translation	(11.5)*	10.0	2.0	2.9
	(11.5)	10.2	2.3	3.4
Total comprehensive income	29.4	42.9	84.1	70.6
Total comprehensive income attributable to:				
Equity Holders of the Company	29.5	42.6	83.9	70.6
Minority Interests	(0.1)	0.3	0.2	-
	29.4	42.9	84.1	70.6

* This relates to currency realignment for intangible assets acquired mainly in the UK.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

CONSOLIDATED CASH FLOW STATEMENT
for the second quarter and half year ended 30 September 2009 (in $ million)

	THE GROUP			
	2nd Quarter		1st Half	
	2009-10	2008-09	2009-10	2008-09
Cash flows from operating activities				
Profit before taxation	50.9	42.5	102.7	86.5
Adjustments for:				
Interest income	(0.1)	(2.2)	(0.4)	(4.7)
Interest on borrowings	2.5	1.6	4.4	3.1
Depreciation and amortisation expenses	22.4	14.4	45.3	29.5
Gain on disposal of property, plant and equipment	(0.2)	(0.3)	(0.5)	(0.4)
Effects of exchange rate changes	-	(0.3)	0.1	(0.2)
Share of profits of associated companies	(10.5)	(7.7)	(19.6)	(12.0)
Share-based payment expense	0.7	1.8	2.6	3.9
Amortisation of deferred income	(0.2)	(0.3)	(0.5)	(0.7)
Impairment in short-term non-equity investment	-	10.0	-	10.0
Operating profit before working capital changes	65.5	59.5	134.1	115.0
(Increase)/decrease in debtors	(106.1)	6.5	(96.2)	8.2
(Increase)/decrease in inventories	(0.1)	(0.2)	7.5	(1.0)
Decrease/(increase) in amounts owing by related companies	86.1	(3.9)	96.6	7.1
Increase/(decrease) in creditors	6.6	(14.1)	(1.1)	3.5
Decrease in amounts due from associated companies	-	(0.5)	(0.2)	(1.3)
Cash generated from operations	52.0	47.3	140.7	131.5
Interest paid to third parties	(4.4)	(3.1)	(4.8)	(3.1)
Income tax paid	(17.0)	(21.8)	(21.0)	(22.1)
Net cash provided by operating activities	30.6	22.4	114.9	106.3
Cash flows from investing activities				
Capital expenditure	(8.4)	(6.8)	(17.8)	(10.8)
Repayment of loan from associated company	0.2	0.1	0.4	0.2
Acquisition of shares in subsidiary	-	(0.6)	-	(0.6)
Dividends from associated companies	2.7	6.8	12.9	11.0
Proceeds from disposal of property, plant and equipment	0.5	1.0	2.3	1.1
Interest received from deposits	0.2	2.2	0.5	4.6
Capital expenditure for setting up associated companies	-	-	0.1	(4.2)
(Increase)/decrease in short-term non-equity investments	-	(5.3)	20.7	(5.6)
Net cash (used in)/provided by investing activities	(4.8)	(2.6)	19.1	(4.3)
Cash flows from financing activities				
Repayment of medium-term notes and term loans	(207.2)	(0.1)	(224.5)	(0.3)
Proceeds from term loans	1.4	-	2.1	-
Repayment of finance leases	(0.1)	-	(1.2)	-
Proceeds from exercise of share options	3.0	0.3	3.0	0.7
Dividends paid	(64.8)	(107.9)	(64.8)	(107.9)
Proceeds from issuance of shares by a subsidiary	-	-	-	0.5
Bank charges on sale and lease back arrangement	(0.2)	(0.1)	(0.4)	(0.2)
Net cash used in financing activities	(267.9)	(107.8)	(285.8)	(107.2)
Net decrease in cash and cash equivalents	(242.1)	(88.0)	(151.8)	(5.2)
Effects of exchange rate changes	0.2	0.3	0.5	0.2
Cash and cash equivalents at beginning of the period	366.3	783.0	275.7	700.3
Cash and cash equivalents at end of the period	124.4	695.3	124.4	695.3

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the second quarter ended 30 September 2009 (in $ million)

	Attributable to Equity Holders of the Company								
	Share Capital	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
THE GROUP									
Balance at 30 June 2009	255.2	1,202.1	25.6	-	6.2	(34.8)	1,454.3	18.6	1,472.9
Total comprehensive income for July-September 2009	-	40.9	-	-	-	(11.4)	29.5	(0.1)	29.4
Transfer to statutory reserves	-	(0.1)	-	-	0.1	-	-	-	-
Share-based payment	-	-	0.7	-	-	-	0.7	-	0.7
Share options exercised and lapsed	3.5	0.2	(0.6)	-	-	-	3.1	-	3.1
Dividends, net	-	(64.8)	-	-	-	-	(64.8)	-	(64.8)
Balance at 30 September 2009	258.7	1,178.3	25.7	-	6.3	(46.2)	1,422.8	18.5	1,441.3
Balance at 30 June 2008	250.4	1,200.5	18.8	(0.4)	5.9	(61.3)	1,413.9	4.5	1,418.4
Total comprehensive income for July-September 2008	-	32.4	-	0.2	-	10.0	42.6	0.3	42.9
Transfer to statutory reserves	-	(0.2)	-	-	0.2	-	-	-	-
Issuance of shares	4.1	-	-	-	-	-	4.1	-	4.1
Acquisition of shares in subsidiary	-	-	-	-	-	-	-	(3.3)	(3.3)
Disposal of shares in subsidiary	-	-	-	-	-	-	-	0.3	0.3
Share-based payment	-	-	1.8	-	-	-	1.8	-	1.8
Share options exercised and lapsed	0.4	0.1	(0.2)	-	-	-	0.3	-	0.3
Dividends, net	-	(107.9)	-	-	-	-	(107.9)	-	(107.9)
Balance at 30 September 2008	254.9	1,124.9	20.4	(0.2)	6.1	(51.3)	1,354.8	1.8	1,356.6

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

STATEMENTS OF FINANCIAL POSITION as at 30 September 2009 (in $ million)

	THE GROUP		THE COMPANY	
	30.09.2009	**31.03.2009**	**30.09.2009**	**31.03.2009**
Share capital	258.7	255.2	258.7	255.2
Reserves				
Revenue reserve	1,178.3	1,161.7	856.0	907.7
Share-based compensation reserve	25.7	23.8	25.7	23.8
Statutory reserve	6.3	6.1	-	-
Foreign currency translation reserve	(46.2)	(48.5)	-	-
Fair value reserve	-	(0.3)	-	(0.3)
Equity attributable to equity holders of the company	1,422.8	1,398.0	1,140.4	1,186.4
Minority interests	18.5	18.3	-	-
Total equity	1,441.3	1,416.3	1,140.4	1,186.4
Deferred taxation	98.5	99.4	27.8	27.8
Finance lease	4.5	5.6	-	-
Term loans	9.1	11.3	-	-
Other long-term liability	4.0	4.0	4.0	4.0
Deferred income	20.0	21.0	20.0	21.0
	1,577.4	1,557.6	1,192.2	1,239.2
Represented by:-				
Property, plant and equipment				
Freehold land and buildings	14.6	14.2	-	-
Leasehold land and buildings	446.5	460.8	-	-
Progress payments	5.2	4.9	0.1	0.3
Others	127.2	128.5	0.2	0.3
	593.5	608.4	0.3	0.6
Investment properties	6.7	7.0	398.6	410.4
Other non-current assets	12.0	12.1	12.0	12.1
Deferred tax assets	5.0	5.1	0.7	0.7
Subsidiary companies	-	-	540.7	540.7
Associated companies	326.6	333.5	270.8	270.8
Loan to a subsidiary	-	-	1.2	0.7
Loan to an associated company	0.4	0.8	0.4	0.8
Long-term investment	7.9	7.9	7.9	7.9
Joint venture company	0.1	0.3	-	-
Intangible assets	475.7	474.9	1.3	1.1
Current assets				
Trade debtors	227.8	123.8	15.9	6.0
Other debtors	11.6	11.7	1.7	2.8
Prepayments	8.1	13.1	1.7	2.1
Related companies	-	236.6	5.0	157.0
Associated companies	0.4	0.2	0.4	0.2
Loan to an associated company	0.6	0.6	0.6	0.6
Loan to subsidiaries	-	-	2.0	-
Inventories	49.8	56.6	0.2	0.2
Short-term non-equity investments	-	20.4	-	20.4
Fixed deposits	54.3	83.9	54.0	83.1
Cash and bank balances	72.2	53.4	19.5	8.0
	424.8	600.3	101.0	280.4
Less: **Current liabilities**				
Term loans	12.5	31.9	-	-
Bank overdraft - secured	2.1	1.8	-	-
Trade creditors	145.1	136.9	19.9	19.6
Other creditors	62.8	67.4	2.9	9.5
Finance leases – current	0.7	0.8	-	-
Notes payable	-	200.0	-	200.0
Related companies	-	-	105.9	44.5
Provision for taxation	52.1	53.9	14.0	13.4
	275.3	492.7	142.7	287.0
Net current assets/(liabilities)	149.5	107.6	(41.7)	(6.6)
	1,577.4	1,557.6	1,192.2	1,239.2

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 30.09.2009		As at 31.03.2009	
Secured *	Unsecured	Secured *	Unsecured
14.9	0.4	12.2	222.3

Amount repayable after one year

As at 30.09.2009		As at 31.03.2009	
Secured *	Unsecured	Secured *	Unsecured
10.8	2.8	13.9	3.0

Details of any collateral

* Secured by property, plant and equipment and other assets belonging to certain subsidiaries in the Group.

STATEMENTS OF CHANGES IN EQUITY (Cont'd)
for the second quarter ended 30 September 2009 (in $ million)

THE COMPANY	Share Capital	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Total Equity
Balance at 30 June 2009	255.2	918.2	25.6	-	1,199.0
Total comprehensive income for July-September 2009	-	2.4	-	-	2.4
Share-based payment	-	-	0.7	-	0.7
Share options exercised and lapsed	3.5	0.2	(0.6)	-	3.1
Dividends, net	-	(64.8)	-	-	(64.8)
Balance at 30 September 2009	258.7	856.0	25.7	-	1,140.4
Balance at 30 June 2008	250.4	919.5	18.8	(0.4)	1,188.3
Total comprehensive income for July-September 2008	-	74.5	-	0.2	74.7
Issuance of shares	4.1	-	-	-	4.1
Share-based payment	-	-	1.8	-	1.8
Share options exercised and lapsed	0.4	0.1	(0.2)	-	0.3
Dividends, net	-	(107.9)	-	-	(107.9)
Balance at 30 September 2008	254.9	886.2	20.4	(0.2)	1,161.3

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) Employee Share Option Plan

As at 30 September 2009, the number of share options of the Company outstanding was 64,272,225 (30 September 2008: 67,643,825).

During the period July 2009 to September 2009, 1,526,400 shares were exercised under the SATS Employee Share Option Plan, which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

The movement of share options of the Company during the period July to September 2009 is as follows:

Date of Grant	Balance at 1.07.2009	Lapsed	Exercised	Balance at 30.09.2009	Exercise price #	Expiry date
28.3.2000	4,864,100	(131,800)	(105,800)	4,626,500	S$2.15	27.3.2010
3.7.2000	1,642,350	(32,900)	(73,500)	1,535,950	S$1.75	2.7.2010
2.7.2001	480,450	(18,100)	(38,850)	423,500	S$1.19	1.7.2011
1.7.2002	1,082,550	(36,200)	(129,400)	916,950	S$1.55	30.6.2012
1.7.2003	1,362,900	(59,500)	(107,900)	1,195,500	S$1.42	30.6.2013
1.7.2004	5,102,100	(104,800)	(119,350)	4,877,950	S$2.04	30.6.2014
1.7.2005	10,646,850	(32,500)	(73,050)	10,541,300	S$2.22	30.6.2015
3.7.2006	14,095,325	(37,700)	(878,550)	13,179,075	S$2.05	2.7.2016
2.7.2007	13,690,000	(53,300)	-	13,636,700	S$3.01	1.7.2017
1.7.2008	13,381,700	(42,900)	-	13,338,800	S$2.17	30.6.2018
	66,348,325	(549,700)	(1,526,400)	64,272,225		

Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all shares options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment. The Company has accounted for the modification in accordance to FRS 102. As the incremental fair value of the share options resulting from the modification is $nil, no adjustment is made to the share-based payment expenses in the current year.

(ii) Restricted Share Plan (RSP) and Performance Share Plan (PSP)

In addition to the Employee Share Option Plan, senior management staff are entitled to two share-based incentive plans, the RSP and PSP, which were approved by the shareholders of the Company on 19 July 2005.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% to 150% of the initial grant of the restricted shares and between 0% to 200% of the initial grant of the performance shares.

As at 30 September 2009, the number of shares outstanding under the Company's Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") were 966,715 and 330,850 respectively.

The details of the shares awarded under RSP and PSP are as follows:

	Number of Restricted Shares			
Date of grant	Balance at 01.07.2009	Vested	Cancelled	Balance at 30.09.2009
RSP				
02.10.2006	84,044	(42,279)	-	41,765
27.07.2007	322,350	-	-	322,350
01.11.2007	41,000	-	-	41,000
28.07.2008	511,600	-	-	511,600
17.11.2008	50,000	-	-	50,000
	1,008,994	(42,279)	-	966,715

	Number of Performance Shares			
Date of grant	Balance at 01.07.2009	Vested	Cancelled	Balance at 30.09.2009
PSP				
02.10.2006	85,650	-	-	85,650
27.07.2007	98,200	-	-	98,200
01.11.2007	55,000	-	-	55,000
28.07.2008	92,000	-	-	92,000
	330,850	-	-	330,850

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

As At 30 September 2009	As at 31 March 2009
1,080,768,194	1,079,236,594

1(d)(iv) A statement showing all sales, transfer, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.

Not applicable

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have not been audited in accordance with Singapore Standards on Auditing.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at 31 March 2009 except for the adoption of the Financial Reporting Standards (FRS) and INT FRS that are mandatory for financial years beginning on or after 1 January 2009. The adoption of these FRS and INT FRS has no significant impact on the financial statements, except for FRS 1 and FRS 108 as indicated below:

FRS 1 Presentation of Financial Statements – Revised presentation
The revised FRS 1 requires owner and non-owner changes in equity to be presented separately. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line item. In addition, the revised standard introduces the statement of comprehensive income: it presents all items of income and expense recognized in profit or loss, together with all non-owner changes in equity, either in one single statement, or in two statements. The Group is presenting the statement of comprehensive income in two statements.

FRS 108 Operating Segments
FRS 108 requires entities to disclose segment information based on the information reviewed by the entity's chief operating decision maker. As this is a disclosure standard, it will have no impact on the financial position and results of the Group.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP			
	2nd Quarter		1st Half	
	2009-10	2008-09	2009-10	2008-09
Earnings per share based on net profit attributable to shareholders (cents):				
(i) Basic *	3.8	3.0	7.5	6.2
(ii) Diluted **	3.8	3.0	7.5	6.2

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 30.09.2009	As at 31.03.2009	As at 30.09.2009	As at 31.03.2009
Net asset value per ordinary share (cents)	131.6	129.5	105.5	109.9

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP FINANCIAL PERFORMANCE

First Half 2009-10

Group net profit attributable to equity holders of $81.3 million in the first half year ended 30 September 2009 grew by $14.4 million or 21.5% over the corresponding period in FY08/09. The consolidation of new businesses and higher profit contributions from overseas associated companies had offset the impact of the weaker economy on the aviation sector. Furthermore, a provision of $10 million for impairment in short-term non-equity investment was made in the second quarter of FY2008-09 which did not recur in the current year.

Group revenue rose $220.8 million or 44.8% to $714.0 million. The growth came mainly from the addition of Singapore Food Industries (SFI), which contributed $269.7 million to Group revenue. The first half of FY2009-10 saw lower aviation revenue, which fell 11%, in tandem with the weak aviation industry.

The Group's staff costs was reduced by $12.4 million as a result of the jobs credit scheme. Together with SFI's positive contribution to the Group (net of amortisation of intangibles), operating profit increased $4.3 million or 5.3% to $86.1 million.

The business segmental revenue and its composition are summarised below:

	Revenue				
	1HFY2009-10 $M	%	1HFY2008-09* $M	%	Growth %
Airport Services	245.5	34.4	270.5	54.8	(9.2)
Food Solutions	465.8	65.2	220.6	44.7	111.2
Corporate	2.7	0.4	2.1	0.5	28.6
Total	**714.0**	**100.0**	**493.2**	**100.0**	**44.8**

* Revenue from aircraft interior cleaning is reclassified from Food Solutions segment to Airport Services segment to be consistent with current period presentation.

Airport Services and Food Solutions contributed 34.4% and 65.2% respectively to group revenue. The decrease in revenue from Airport Services of $25 million or 9.2% was mainly due to the decrease in cargo throughput and number of passengers handled. With contribution from SFI, revenue from Food Solutions increased significantly by $245.2 million or 111.2% to $465.8 million.

The inclusion of SFI also saw group expenditure rising $216.5 million or 52.6% to $627.9 million, with raw material and staff costs being the key contributors to higher expenditure.

With better performance reported by ground handling joint ventures in Beijing and Indonesia, contribution from overseas associates grew $7.6 million or 63.3% to $19.6 million. Higher associates' contribution was also attributed to a non-recurring provision in the first quarter of FY2008-09 for VAT in respect of prior years.

Second Quarter 2009-10

Group net profit attributable to equity holders for the second quarter was $40.9 million, $8.5 million or 26.2% higher than the same period in FY2008-09. The consolidation of new businesses had offset the negative impact of the weaker economy on the aviation sector.

Group revenue rose $113.1 million or 45.4% to $362.3 million despite of a $24.7 million or 10% drop in aviation revenue. Revenue contribution from SFI amounted to $136.8 million, $3.9 million or 3% higher than the first quarter of FY2009-10. While the Group benefited from jobs credit of $6.3 million in the second quarter, operating profit fell marginally by $1.2 million or 2.8% to $42.4 million on higher expenses arising from consolidation of SFI.

Contribution from overseas associates improved by $2.8 million or 36.4% to $10.5 million.

Balance Sheet Review

Total equity of the Group stood at $1,441.3 million, an increase of $25 million or 1.8% compared to $1,416.3 million as at 31 March 2009. The increase was mainly from the profits made during the first half but was partially offset by payment of final dividend of $64.8 million for FY2008-09.

Current assets and current liabilities decreased $175.5 million or 29.2% and $217.4 million or 44.1% respectively mainly due to the repayment of the $200 million medium–term note during the quarter under review.

Cash Flow Review

Cash from investing activities for the first half of FY2009-10 has increased over the prior year because of the maturity of short-term non-equity investments. The higher net cash outflow from financing activities was due to the repayment of $200 million medium-term notes and term loans in the first half-year ended 30 September 2009.

The Group's cash and cash equivalents decreased $570.9 million to $124.4 million mainly because of the repayment of $200 million medium-term notes in the current period and the acquisition of SFI in the fourth quarter of FY2008/09.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK

There are emerging signs that the global economy is improving, albeit slowly. While recent industry statistics suggest that the aviation downturn is bottoming out and activity levels during the second half may improve, they are likely to remain below pre-crisis levels.

The Group will continue to benefit positively from the consolidation of SFI. Synergies have already added positively to profitability and will continue to do so as integration advances.

Owing to the seasonal nature of Daniels Group's business, revenue from the UK is traditionally stronger in the second half of the financial year.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of dividend	Interim
Dividend type	Cash
Dividend amount per share	5 cents per ordinary share
Tax rate	Tax exempt (one-tier)

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of dividend	Interim
Dividend type	Cash
Dividend amount per share	4 cents per ordinary share
Tax rate	Tax exempt (one-tier)

(c) Date Payable

The interim dividend will be payable on 25 November 2009.

(d) Books Closure Date

Notice is hereby given that, the Transfer Books and the Register of Members of the Company will be closed on 10 November 2009 for the preparation of dividend warrants. Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 pm on 9 November 2009 will be registered to determine shareholders' entitlements to the proposed interim dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 9 November 2009 will be entitled to the proposed interim dividend.

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Interested Person Transactions

13.1 The interested person transactions entered into during the second quarter ended 30 September 2009 are as follows:

	Second Quarter FY2009-10	
	Aggregate value of all interested person transactions entered into during the financial year below (excluding transactions of value less than S$100,000 and transactions conducted under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual)	**Aggregate value of all interested person transactions entered into during the financial year below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)**
	$'000	$'000
Name of Interested Person		
Singapore Airlines Cargo Pte Ltd	-	605,870
Tiger Airways Pte Ltd	-	5,080
ST Synthesis Pte Ltd	-	3,700
Great Wall Airlines Company Limited	-	1,040
Singapore Airlines Limited	-	390
Total	-	616,080

Note: All the transactions set out in the above table were based on records from the Group's Register of Interested Persons Transactions for the financial period under review, and include transactions whose durations exceed the financial period under review and/or multiple transactions with the same interested person. The transactions were based on actual or estimated values of the transactions for the entire duration of the relevant transactions in the case of fixed term contracts or annual/periodic values of the transactions in the case of open-ended contracts, taking into account agreed rates.

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
22 October 2009
Singapore

Singapore Company Registration No: 197201770G

CONFIRMATION BY THE BOARD

We, Edmund Cheng Wai Wing and Keith Tay Ah Kee, being two directors of Singapore Airport Terminal Services Limited (the "Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the second quarter and half year ended 30 September 2009 financial results to be false or misleading in any material respect.

On behalf of the board of directors

EDMUND CHENG WAI WING	KEITH TAY AH KEE
Chairman	Director

Singapore, 22 October 2009

22 October 2009


sats


Sats





2Q and 1H FY2009/10 Performance Review

Forward Looking Statements

This presentation may contain forward-looking statements regarding, among other things, the Company's outlook, business and strategy which are current as of the date they are made. These forward-looking statements are based largely on the current assumptions, expectations and projections of the directors and management of SATS about our business, and the industry and markets in which we operate. These statements are not guarantees of SATS' future performance and are subject to a number of risks and uncertainties, some of which are beyond the Company's control and are difficult to predict. Future developments and actual results could differ materially from those expressed in the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information will prove to be accurate. SATS does not undertake to update these forward-looking statements to reflect events or circumstances which arise after publication.


sats

1H09/10 Highlights

- Group revenue grew 45% to $714.0M despite 11% drop in aviation revenue. Consolidation of SFI increased revenue by $269.7 million.
- Contributions from overseas associates rose 63% to $19.6M.
- Net profit upped 22% to $81.3M.
- Higher profit led to increase in free cash flow to $97.1M.
- Cash balance at $124.4M, down from $366.3M as at 31 Mar 09 largely due to repayment of $200M MTN.
- Interim dividend raised to 5 cents per share.


sats

1H09/10 & 2Q09/10 Financials

$M	1H09/10	1H08/09	% Change	2Q09/10	2Q08/09	% Change
Operating Revenue	714.0	493.2	44.8	362.3	249.2	45.4
Operating Expenditure	627.9	411.4	52.6	319.9	205.6	55.6
Operating Profit	86.1	81.8	5.3	42.4	43.6	(2.8)
EBITDA	132.0	111.6	18.3	65.2	57.5	13.4
Share of Profit from Associated Companies	19.6	12.0	63.3	10.5	7.7	36.4
Net non-operating Income/(Expenses)	(3.0)	(7.3)	58.9	(2.0)	(8.8)	77.3
PATMI	81.3	66.9	21.5	40.9	32.4	26.2

PATMI grew 22% as a result of SFI consolidation, jobs credit and higher Associates' contribution


sats

Q-o-Q Highlights

$M	2Q09/10	1Q09/10	4Q08/09	3Q08/09
Operating Revenue	362.3	351.7	326.5	242.4
Change in Revenue	3.0%	7.7%	34.7%	(2.7)%
Operating Expenditure	319.9	308.0	280.8	199.0
Operating Profit	42.4	43.7	45.7	43.4
Change in Profit	(5.0)%	(4.4)%	5.3%	(0.5)%
EBITDA	65.2	66.8	66.2	55.9
Share of Profit from Associated Companies	10.5	9.1	4.0	6.2
Other non-operating Income/(Expenses)	(2.0)	(1.0)	(3.1)	0.8
PBT	50.9	51.8	46.6	50.4
Change in PBT	(1.7)%	11.2%	(7.5)%	18.6%
PATMI	40.9	40.4	42.2	37.6
Change in PATMI	*1.2%*	*(4.3)%*	*12.2%*	*16.0%*

Higher associates profit and lower tax contributed to higher PATMI in 2Q




Revenue and Profitability Trends(1)
Revenue
EBITDA
Net Profit (PATMI)
$M
Notes:
(1) Moving Annual Total (trailing LTM data)
sats
6

Financial Indicators

%	1H09/10	1H08/09	Change (pts)	2Q09/10	2Q08/09	Change (pts)
Operating Profit Margin	12.1	16.6	(4.5)	11.7	17.5	(5.8)
EBITDA Margin	18.5	22.6	(4.1)	18.0	23.1	(5.1)
PBT Margin	14.4	17.5	(3.1)	14.0	17.1	(3.1)
Net Margin	11.4	13.6	(2.2)	11.3	13.0	(1.7)

Cents	1H09/10	1H08/09	% Change	2Q09/10	2Q08/09	% Change
Earnings Per Share	7.5	6.2	21.0	3.8	3.0	26.7

	30-Sep-09	31-Mar-09
Net Asset Value Per Share ($)	1.32	1.30
Debt Equity Ratio	0.02	0.18


sats

Group Segmental Revenue

$M	1H09/10	1H08/09	% Change	2Q09/10	2Q08/09	% Change
By Business						
Airport Services	245.5	270.5	(9.2)	124.6	136.3	(8.6)
Food Solutions	465.8	220.6	111.2	236.4	111.9	111.3
Corporate	2.7	2.1	28.6	1.3	1.0	30.0
Total	714.0	493.2	44.8	362.3	249.2	45.4
By Industry						
Aviation	429.1	482.6	(11.1)	218.5	243.2	(10.2)
Non-Aviation	284.9	10.6	n.m.	143.8	6.0	n.m.
Total	714.0	493.2	44.8	362.3	249.2	45.4
By Geographical Location						
Singapore	554.2	490.9	12.9	280.7	247.3	13.5
Overseas	159.8	2.3	n.m.	81.6	1.9	n.m.
Total	714.0	493.2	44.8	362.3	249.2	45.4

n.m.: not meaningful

sats


Segmental Revenue by Business - 1H09/10
Corporate
0.4%
Airport Services
34.4%
Food Solutions
65.2%
1H08/09
Corporate
0.5%
Airport
Services
54.8%
Food
Solutions
44.7%
Consolidation of SFI led to Food Solutions revenue growth
Airport Services: ground handling, cargo handling, aviation security, aircraft interior cleaning, and cargo delivery & management
Food Solutions: inflight catering, food trading & logistics, industrial catering, chilled & frozen food manufacturing, and airline linen & laundry
sats
9


Segmental Revenue by Industry - 1H09/10
Non-Aviation
39.9%
Aviation
60.1%
1H08/09
Non-
Aviation
2.1%
Aviation
97.9%
Consolidation of SFI led to Non-Aviation revenue growth
Non-Aviation revenue encompasses revenues from SFI, Country Foods and CF Macau
sats
10


Segmental Revenue by Geographical Location - 1H09/10
Overseas
22.4%
Singapore
77.6%
1H08/09
Overseas
0.5%
Singapore
99.5%
Daniels Group led the Overseas revenue growth
sats

Group Expenditure

$M	1H09/10	1H08/09	% Change	2Q09/10	2Q08/09	% Change
Staff Costs	254.9	223.3	14.2	130.5	113.1	15.4
Cost of Raw Materials	185.6	46.1	302.6	94.1	23.2	305.6
Licensing Fees	27.7	31.4	(11.8)	14.1	15.9	(11.3)
Depreciation & Amortisation	45.3	29.5	53.6	22.4	14.4	55.6
Company Accommodation & Utilities	43.2	36.1	19.7	21.6	18.8	14.9
Other Costs	71.2	45.0	58.2	37.2	20.2	84.2
Total	627.9	411.4	52.6	319.9	205.6	55.6

- Staff costs include $6.3M jobs credit for 2Q09/10.
- Consolidation of SFI resulted in higher total costs for raw materials.
- Amortisation of intangibles was $4.2M for 2Q09/10.



Associates' Results - Proportionate Accounting
By Business

$M	1H09/10	1H08/09	% Change	2Q09/10	2Q08/09	% Change
Turnover	115.4	123.7	(6.7)	58.1	62.4	(6.9)
Airport Services	*83.9*	*88.7*	*(5.4)*	*42.9*	*45.0*	*(4.7)*
Food Solutions	*31.5*	*35.0*	*(10.0)*	*15.2*	*17.4*	*(12.6)*
EBITDA	33.9	27.8	21.9	16.9	15.6	8.3
Airport Services	*30.1*	*21.5*	*40.0*	*16.2*	*12.4*	*30.6*
Food Solutions	*3.8*	*6.3*	*(39.7)*	*0.7*	*3.2*	*(78.1)*
EBITDA Margin (%)	29.4	22.5	6.9 pts	29.1	25.0	4.1 pts
Airport Services	35.9	24.2	11.7 pts	37.8	27.6	10.2 pts
Food Solutions	12.1	18.0	(5.9) pts	4.6	18.4	(13.8) pts
PBT	19.6	12.0	63.3	10.5	7.7	36.4
Airport Services	*18.0*	*8.1*	*122.2*	*10.8*	*5.8*	*86.2*
Food Solutions	*1.6*	*3.9*	*(59.0)*	*(0.3)*	*1.9*	*n.m.*

n.m.: not meaningful

sats

Associates' Results - Proportionate Accounting
By Region

$M	1H09/10	1H08/09	% Change	2Q09/10	2Q08/09	% Change
Turnover	115.4	123.7	(6.7)	58.1	62.4	(6.9)
West Asia	*19.5*	*23.3*	*(16.3)*	*9.0*	*11.1*	*(18.9)*
North Asia	*68.7*	*74.0*	*(7.2)*	*35.1*	*37.5*	*(6.4)*
SEA & Australasia	*27.2*	*26.4*	*3.0*	*14.0*	*13.8*	*1.4*
EBITDA	33.9	27.8	21.9	16.9	15.6	8.3
West Asia	*3.9*	*5.0*	*(22.0)*	*1.5*	*2.4*	*(37.5)*
North Asia	*19.6*	*18.3*	*7.1*	*9.8*	*9.8*	-
SEA & Australasia	*10.4*	*4.5*	*131.1*	*5.6*	*3.4*	*64.7*
EBITDA Margin (%)	29.4	22.5	6.9 pts	29.1	25.0	4.1 pts
West Asia	20.0	21.5	(1.5) pts	16.7	21.6	(4.9) pts
North Asia	28.5	24.7	3.8 pts	27.9	26.1	1.8 pts
SEA & Australasia	38.2	17.0	21.2 pts	40.0	24.6	15.4 pts
PBT	19.6	12.0	63.3	10.5	7.7	36.4
West Asia	*2.3*	*3.2*	*(28.1)*	*0.8*	*1.5*	*(46.7)*
North Asia	*8.0*	*6.5*	*23.1*	*4.4*	*3.9*	*12.8*
SEA & Australasia	*9.3*	*2.3*	*304.3*	*5.3*	*2.3*	*130.4*

- SE Asia: JAS' better performance due to higher business volumes.
- North Asia: BGS cost controls contributed to improved performance.

sats

Associates' Contribution - Change in PBT

1H09/10		Change $M
INFLIGHT CATERING JVs		
BAIK	Beijing, China	(1.5)
MCS	Macau, China	(0.1)
MEC	Philippines	0.2
MIC	Maldives	0.1
TMIK	Chennai, India	(0.4)
TSAC	India	(0.6)
	SUB-TOTAL	(2.3)
GROUND HANDLING JVs		
AAT	HK SAR, China	0.6
BGS	Beijing, China	2.0
EGAC	Taipei, ROC	0.1
EGAS	Taipei, ROC	0.3
JAS	Indonesia	7.9
TCS	HCM, Vietnam	(1.0)
	SUB-TOTAL	9.9

JAS : Higher profit due to higher business volumes and non-recurrence of a provision for VAT for prior years.

BGS : Better performance attributed mainly to reduction in staff costs.

BAIK : Higher rental provision.

sats

Group Balance Sheet

$M	As at 30 Sep 09	As at 31 Mar 09
Total Equity	1,441.3	1,416.3
Long-Term Loans	13.6	16.9
Other Long-Term Liabilities	122.5	124.4
Current Liabilities	275.3	492.7
Total Equity & Liabilities	1,852.7	2,050.3
Fixed Assets	593.5	608.4
Associated Companies	326.6	333.5
Intangible Assets	475.7	474.9
Other Non-Current Assets	32.1	33.2
Current Assets		
Cash & Cash Equivalents	126.5	297.9
Debtors & Other Current Assets	298.3	302.4
Total Assets	1,852.7	2,050.3

- Drop in Current Liabilities due to repayment of $200M MTN and term loans of $24.2M.

sats

Group Cash Flow

$M	1H09/10	1H08/09	Change
Cash & Cash Equivalents at 1 April	275.7	700.3	(424.6)
Net Cash from Operating Activities	114.9	106.3	8.6
Net Cash from / (used in) Investing Activities	19.1	(4.3)	23.4
Net Cash (used in) / from Financing Activities	(285.8)	(107.2)	(178.6)
Net decrease in Cash & Cash Equivalents	(151.8)	(5.2)	(146.6)
Exchange Rate Changes	0.5	0.2	0.3
Cash & Cash Equivalents at end of period	124.4	695.3	(570.9)
Free Cash Flow*	97.1	95.5	1.6

Free cash flow rose 2% to $97M

Free Cash Flow: cash flow from operating activities less cash purchases of capital expenditure


sats

17

Operating Statistics for Aviation Business

	1H09/10	1H08/09	% Change	2Q09/10	2Q08/09	% Change
Passengers Handled ('M)	15.60	15.73	(0.8)	8.00	7.81	2.5
Flights Handled ('000)	47.24	44.27	6.7	23.72	22.17	7.0
Unit Services ('000)	39.26	41.54	(5.5)	19.88	20.73	(4.1)
Cargo ('000 tonnes)	675.98	797.99	(15.3)	350.17	401.72	(12.8)
Gross Meals Produced ('M)	11.31	12.93	(12.5)	5.87	6.45	(9.0)
Unit Meals Produced ('M)	8.94	10.35	(13.6)	4.63	5.16	(10.2)

- In 1H09/10, flights handled grew 7% while other indices showed contractions. The increase was due to more LCC flights and the addition of Tiger Airways.
- In 2Q09/10, flights and passengers handled grew 7% and 3% respectively compared to a year ago due to increased LCC flights and passengers as well as the addition of Tiger Airways.
- On a quarter-on-quarter comparison, all operations saw higher business volumes in 2Q09/10.

sats

18

Interim Dividend

- Proposed ordinary interim dividend of 5 cents per share*.

	1H09/10	1H08/09	Change
Interim Dividend (cents)	5.0	4.0	25%
Interim Dividend to be paid ($M)	54.0	43.2	25%
Dividend payout (%)	66	65	1 pt

*** Payable on 25 November 2009***


sats

Aviation Contracts Secured in 2Q09/10

Singapore

- Singapore Airlines Cargo - ramp and cargo handling
- Singapore Airshow - flight operations and ground handling
- Great Wall Airlines - ramp and cargo handling
- Asiana Airlines - inflight catering
- Turkish Airlines - inflight catering
- Tiger Airways - inflight catering

SATS HK

- Singapore Airlines Cargo - ramp handling


SINGAPORE AIRLINES

Great Wall Airlines

ASIANA AIRLINES

TURKISH AIRLINES
TÜRK HAVA YOLLARI

sats

Non-Aviation Contracts Secured in 2Q09/10

Daniels Group

- New business secured with two foodservice customers - "Heat Action" and "Hilton".
- Export sales in Sterling Pound terms (to Continental Europe) increased close to 80% in 2Q09/10 compared to last year.


sats

21

SFI Integration

- Total identified savings increased from $6.5M p.a. in 1Q09/10 to $9.2M p.a. based on current volume levels.
- Savings are sensitive to volume fluctuations.
- Additional area identified for integration: logistics.
- Savings realised rose from $2.6M to $3.4M p.a.


sats

22

Outlook

There are emerging signs that the global economy is improving, albeit slowly. While recent industry statistics suggest that the aviation downturn is bottoming out and activity levels during the second half may improve, they are likely to remain below pre-crisis levels.

The Group will continue to benefit positively from the consolidation of SFI. Synergies have already added positively to profitability and will continue to do so as integration advances.

Owing to the seasonal nature of Daniels Group's business, revenue from the UK is traditionally stronger in the second half of the financial year.


sats

In Summary...

- Continue to drive growth strategy to strengthen Airport Services and Food Solutions businesses.
- While strong demand in aviation is not imminent, we expect incremental improvement in activities.
- Complete the integration of SATS and SFI operations to achieve cost and revenue synergies.
- Continue to manage costs as we ride the impending economic recovery.


sats


sats
one with you
Q&A



No. 02/10

22 October 2009

SATS REPORTED HIGHER INTERIM PROFIT OF $81.3M

HIGHLIGHTS OF THE SATS GROUP'S UNAUDITED RESULTS

(in S$ million)	1H FY2009-10 (Apr - Sep 09)	Year-on-Year change (%)	2QFY2009-10 (Jul - Sep 09)	Year-on-Year change (%)
Operating revenue	714.0	44.8	362.3	45.4
Operating profit	86.1	5.3	42.4	(2.8)
Share of profits of assoc. companies	19.6	63.3	10.5	36.4
Non-operating income/(expense)	(3.0)	58.9	(2.0)	77.3
Profit before tax	102.7	18.7	50.9	19.8
Profit attributable to equity holders	81.3	21.5	40.9	26.2
Earnings per share (cents) - basic	7.5	21.0	3.8	26.7
Interim dividend per share (cents)	5.0	25.0	-	-

GROUP EARNINGS

1H FY2009-10 (1 April - 30 September 2009)

In the first half of FY2009-10, Group revenue rose 45% (+$220.8 million) to $714 million despite an 11% decline (-$53.5 million) in aviation revenue. The increase was due to the consolidation of Singapore Food Industries (SFI), which amounted to $269.7 million.

Staff costs for the first half was reduced by $12.4 million as a result of the jobs credit scheme. Together with SFI's contribution to the Group (net of amortisation of intangibles), operating profit increased 5% (+$4.3 million) from a year ago to $86.1 million.

Note: The SATS Group comprises the parent holding unit, its subsidiaries and associated companies. A summary of the financial statistics is shown in Annex A. All monetary figures are in Singapore Dollars.

With better performance reported by ground handling joint ventures in Beijing and Indonesia, contribution from overseas associates grew 63% (+$7.6 million) to $19.6 million. Higher associates' contribution was also attributed to a non-recurring provision in the first quarter of FY2008-09 for VAT in respect of prior years.

Furthermore, a provision of $10 million for impairment in a short-term investment was made in the second quarter of FY2008-09 which did not recur in the current year. Consequently, profit before tax for the Group rose 19% (+$16.2 million) to $102.7 million while net profit attributable to equity holders improved by 22% (+$14.4 million) to $81.3 million.

Free cash flow generated during the first half of FY2009-10 was $97.1 million, up 2% (+$1.6 million) due to higher profit.

2Q FY2009-10 (1 July - 30 September 2009)

In the second quarter of FY2009-10, Group revenue increased 45% (+$113.1 million) to $362.3 million despite of a 10% drop (-$24.7 million) in aviation revenue. Revenue contribution from SFI amounted to $136.8 million, 3% (+$3.9 million) higher than the first quarter of FY2009-10. While the Group benefited from jobs credit of $6.3 million in the second quarter, operating profit fell slightly by 3% (-$1.2 million) to $42.4 million on higher expenses arising from the consolidation of SFI.

Contribution from overseas associates improved by 36% (+$2.8 million) to $10.5 million. Consequently, the Group earned a pre-tax profit of $50.9 million, 20% higher (+$8.4 million) than a year ago while net profit attributable to equity holders increased 26% (+$8.5 million) to $40.9 million.

Free cash flow generated during the second quarter rose 42% (+$6.6 million) to $22.2 million but was 70% lower than the first quarter of FY2009-10 due mainly to payment of staff bonus and tax as well as changes in working capital.

GROUP FINANCIAL POSITION (as at 30 September 2009)

Total equity of the Group grew 2% (+$25 million) to $1.44 billion while net asset value per share increased 2% to $1.32.

Total assets declined 10% (-$197.6 million) to $1.85 billion due to repayment of the $200 million medium term note and some term loans that saw the Group's debt equity ratio falling from 0.18 to 0.02.

The Group's cash balance was $124.4 million, down from $366.3 million as at 30 June 2009 due largely to repayment of the medium term note.

OPERATING DATA FOR AVIATION BUSINESS

In the first half of FY2009-10, flights handled grew 7% compared to the corresponding period last year, while all other indices recorded contractions. Higher flights handled was attributed to more flights from low-cost carriers (LCCs) and the addition of Tiger Airways since April 2009.

Second quarter of FY2009-10 saw higher flights and passengers handled compared to a year ago due to more flights and passengers from LCCs and the addition of Tiger Airways.

On a quarter-on-quarter comparison, higher business volumes were seen across all operations in the second quarter of FY2009-10.

	1H FY2009-10	1H FY2008-09	% change
Passengers handled ('M)	15.60	15.73	(0.8)
Meals produced ('M)	11.31	12.93	(12.5)
Flights handled ('000)	47.24	44.27	6.7
Cargo/mail processed ('000 tonnes)	675.98	797.99	(15.3)

	2Q FY2009-10	2Q FY2008-09	% change
Passengers handled ('M)	8.00	7.81	2.5
Meals produced ('M)	5.87	6.45	(9.0)
Flights handled ('000)	23.72	22.17	7.0
Cargo/mail processed ('000 tonnes)	350.17	401.72	(12.8)

	1Q FY2009-10	1Q FY2008-09	% change
Passengers handled ('M)	7.60	7.92	(4.1)
Meals produced ('M)	5.44	6.48	(16.0)
Flights handled ('000)	23.52	22.10	6.4
Cargo/mail processed ('000 tonnes)	325.81	396.27	(17.8)

SFI INTEGRATION

In the second quarter, the Group made further progress in the integration of SFI. Total identified annualised savings increased from $6.5 million in the first quarter to $9.2 million while annualised savings realised rose from $2.6 million to $3.4 million in the second quarter. Computations on annualised savings are based on current volumes. The Group expects that these savings would been higher based on last year's volumes.

INTERIM DIVIDEND

SATS is proposing an interim dividend of 5 cents per share to be paid on 25 November 2009. The interim dividend will amount to $54 million, representing a payout ratio of 66% of interim net profit. Last financial year, the interim dividend was 4 cents per share, representing a payout ratio of 65% of net profit.

OUTLOOK

There are emerging signs that the global economy is improving, albeit slowly. While recent industry statistics suggest that the aviation downturn is bottoming out and activity levels during the second half may improve, they are likely to remain below pre-crisis levels.

The Group will continue to benefit positively from the consolidation of SFI. Synergies have already added positively to profitability and will continue to do so as integration advances.

Owing to the seasonal nature of Daniels Group's business, revenue from the UK is traditionally stronger in the second half of the financial year.

ABOUT SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (SATS)

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of Airport Services and Food Solutions.

Our comprehensive scope of Airport Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our Food Solutions business comprises inflight catering, food trading and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

SATS has been listed on the Singapore Exchange since May 2000. For more information on SATS, please visit www.sats.com.sg.

ANNOUNCEMENT INFORMATION

The complete SATS Group's 1H and 2Q FY2009-10 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

INVESTOR AND MEDIA CONTACTS:

Sandy Leng (Ms)
Senior Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@sats.com.sg

Ang Shih Huei (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9189 1039 (after office hours)
Fax: (65) 6339 9578
Email: sang@kreabgavinanderson.com

ANNEX A

GROUP FINANCIAL STATISTICS

	1HFY2009-10	1HFY2008-09	2QFY2009-10	2QFY2008-09
Financial Results (S$ million)				
Total revenue	714.0	493.2	362.3	249.2
Total expenditure	627.9	411.4	319.9	205.6
Operating profit	86.1	81.8	42.4	43.6
Share of profits from associated companies	19.6	12.0	10.5	7.7
Net finance (expenses) / income	(3.0)	(7.3)	(2.0)	(8.8)
Profit before taxation	102.7	86.5	50.9	42.5
Profit attributable to equity holders	81.3	66.9	40.9	32.4
Per Share Data				
Earnings after tax (cents) - basic [R1]	7.5	6.2	3.8	3.0
- diluted [R2]	7.5	6.2	3.8	3.0
Return on turnover (%) [R3]	11.5	13.6	11.3	13.1

Financial Position (S$ million)	**As at 30-Sep-09**	**As at 31-Mar-09**
Equity attributable to equity holders	1,422.8	1,398.0
Total assets	1,852.7	2,050.3
Total debt	28.9	251.4
Gross debt/equity ratio (times) [R4]	0.02	0.18
Net asset value per share ($) [R5]	1.32	1.30

R1 Earnings after tax per share (basic) is computed by dividing profit attributable to equity holders by the weighted average number of ordinary shares in issue.

R2 Earnings after tax per share (diluted) is computed by dividing profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R3 Return on turnover is computed by dividing profit after tax by total revenue.

R4 Gross debt/equity ratio is computed by dividing total debt by equity attributable to equity holders.

R5 Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

Print this page



MISCELLANEOUS

* *Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-Oct-2009 17:28:40
Announcement No.	00065

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	SATS Appoints New Director
Description	
Attachments	PressRelease_Appt-of-David-Heng.pdf Total size = **19K** (2048K size limit recommended)

Close Window


sats
one with you

Media Release October/09

SATS APPOINTS NEW DIRECTOR

Singapore, 15 October 2009 – Singapore Airport Terminal Services Limited (SATS) is pleased to announce the appointment of Mr David Heng Chen Seng as a non-executive, non-independent Director.

Mr Heng, 43, is a Managing Director for Investment, at Temasek Holdings (Private) Limited (Temasek). He has more than 15 years of experience in corporate finance and investment banking. Prior to joining Temasek, he was with Deutsche Bank AG as its Vice President (Telecom, Media & Technology) of Investment Banking from 2000 to 2003 and was Vice President of Merger & Acquisition Advisory for Hong Kong and Singapore from 1998 to 2000.

Currently, Mr Heng holds directorships in several companies including Cavanagh Investments Pte Ltd, Duxton Investments Pte Ltd and Perikatan Asia Sdn Bhd.

Welcoming Mr Heng to the Board, SATS Chairman, Mr Edmund Cheng said, "With David's extensive experience in corporate finance and investment banking as well as his focus on the consumer and lifestyle sector, the Board looks forward to his active contribution and valuable insights into the food solutions business."

Mr Heng graduated from the University of Canterbury, NZ with a Bachelor of Engineering degree. He holds a Masters of Business Administration degree from the University of Hull, UK.

Including Mr Heng, the SATS Board now comprises nine non-executive directors, the majority of whom are independent directors.

More details on Mr Heng's appointment can be obtained in a separate announcement issued today by SATS via SGXNet.

----- End -----

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G


Print this page

ANNOUNCEMENT OF APPOINTMENT OF NON-EXECUTIVE DIRECTOR *

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-Oct-2009 17:25:14
Announcement No.	00058

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Date of Appointment *	15-10-2009
Name of Person*	Heng Chen Seng David
Age *	43
Country of principal residence *	Singapore
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	David Heng has extensive experience in corporate finance and investment banking. Together with his focus on the consumer and lifestyle sector, he will be able to provide valuable insights on the food solutions business.
Whether appointment is executive, and if so, the area of responsibility *	Non-executive
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	Director
Working experience and occupation(s) during the past 10 years *	Managing Director, Investment - Temasek Holdings (Pte) Ltd Director, Investment - Temasek Holdings (Pte) Ltd Vice President, Telecom, Media & Technology, Investment Banking - Deutsche Bank AG Vice President / Senior Associate, Merger & Acquisition Advisory - Deutsche Bank AG, Hong Kong / Singapore
Shareholding * in the listed issuer and its subsidiaries *	None
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None
Conflict of interests (including any competing business) *	None

>> OTHER DIRECTORSHIP#

 # These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

Past (for the last 5 years)	Please see attachment.
Present	

	Please see attachment.

>> INFORMATION REQUIRED PERSUANT TO LISTING RULE 704(7)(H)

Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a)*	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b)*	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c)*	Whether there is any unsatisfied judgment against him?	• No
(d)*	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e)*	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f)*	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g)*	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No

(i)* Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)* any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)* any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)* any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)* any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No
in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?	
(k)* Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> INFORMATION REQUIRED PERSUANT TO LISTING RULE 704(7)(I)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• No
If no, please provide details of any training undertaken in the roles and responsibilities of a director of a listed company.	SATS Directors upon appointment, are each sent a formal letter setting out directors' duties and obligations, and compliance requirements under statute and SGX Listing Manual for compliance. The Company will advise of and subject to availability and other factors, sponsor the directors for relevant and useful seminars conducted by external organizations pertaining to, inter alia, listed company directors' duties, corporate governance and the financial reporting regime.

Footnotes	
Attachments	David_Heng_Directorships.pdf Total size = **33K** (2048K size limit recommended)

Close Window



Print this page

MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	07-Oct-2009 17:54:32
Announcement No.	00089

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	SATS releases 1HFY2009/10 financial results on 22 October 2009

Description

Singapore, 7 October 2009 - Singapore Airport Terminal Services Limited (SATS) will be releasing its 1H FY2009/10 financial results on Thursday, 22 October after market trading hours.

The financial statements and press release will be made available on SGXNET and SATS' website at: http://www.sats.com.sg/newsats/investor_relations/financial_results.html.

Investor and Media Contact:
Sandy Leng
Senior Manager, Investor Relations
SATS
DID: (65) 6541 8200
Email: sandy_leng@singaporeair.com.sg

Attachments

Total size = **0**
(2048K size limit recommended)

Close Window

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
ESOP 781	
28 Dec 2009	Lodgment of Return of Allotment of Shares – 177,875 shares
28 Dec 2009	Lodgment of Return of Allotment of Shares – 96,800 shares
28 Dec 2009	Lodgment of Return of Allotment of Shares – 18,200 shares
28 Dec 2009	Lodgment of Return of Allotment of Shares – 5,200 shares
28 Dec 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
28 Dec 2009	Lodgment of Return of Allotment of Shares – 7,800 shares
28 Dec 2009	Lodgment of Return of Allotment of Shares – 41,600 shares
ESOP 780	
23 Dec 2009	Lodgment of Return of Allotment of Shares – 257,200 shares
23 Dec 2009	Lodgment of Return of Allotment of Shares – 62,400 shares
23 Dec 2009	Lodgment of Return of Allotment of Shares – 33,800 shares
23 Dec 2009	Lodgment of Return of Allotment of Shares – 7,800 shares
23 Dec 2009	Lodgment of Return of Allotment of Shares – 7,800 shares
23 Dec 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
23 Dec 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
23 Dec 2009	Lodgment of Return of Allotment of Shares – 31,200 shares

ESOP 779

18 Dec 2009	Lodgment of Return of Allotment of Shares – 18,200 shares
18 Dec 2009	Lodgment of Return of Allotment of Shares – 52,600 shares
18 Dec 2009	Lodgment of Return of Allotment of Shares – 24,000 shares
18 Dec 2009	Lodgment of Return of Allotment of Shares – 3,200 shares
18 Dec 2009	Lodgment of Return of Allotment of Shares – 3,200 shares
18 Dec 2009	Lodgment of Return of Allotment of Shares – 3,200 shares
18 Dec 2009	Lodgment of Return of Allotment of Shares – 5,800 shares
18 Dec 2009	Lodgment of Return of Allotment of Shares – 21,400 shares

ESOP 778

17 Dec 2009	Lodgment of Return of Allotment of Shares – 322,900 shares
17 Dec 2009	Lodgment of Return of Allotment of Shares – 169,600 shares
17 Dec 2009	Lodgment of Return of Allotment of Shares – 45,400 shares
17 Dec 2009	Lodgment of Return of Allotment of Shares – 7,800 shares
17 Dec 2009	Lodgment of Return of Allotment of Shares – 13,900 shares
17 Dec 2009	Lodgment of Return of Allotment of Shares – 3,900 shares
17 Dec 2009	Lodgment of Return of Allotment of Shares – 22,300 shares
17 Dec 2009	Lodgment of Return of Allotment of Shares – 64,300 shares

ESOP 777

08 Dec 2009	Lodgment of Return of Allotment of Shares – 350,100 shares
08 Dec 2009	Lodgment of Return of Allotment of Shares – 146,000 shares
08 Dec 2009	Lodgment of Return of Allotment of Shares – 63,000 shares
08 Dec 2009	Lodgment of Return of Allotment of Shares – 26,600 shares
08 Dec 2009	Lodgment of Return of Allotment of Shares – 7,800 shares

08 Dec 2009	Lodgment of Return of Allotment of Shares – 7,800 shares
08 Dec 2009	Lodgment of Return of Allotment of Shares – 19,000 shares
08 Dec 2009	Lodgment of Return of Allotment of Shares – 92,200 shares
ESOP 776	
30 Nov 2009	Lodgment of Return of Allotment of Shares – 51,375 shares
30 Nov 2009	Lodgment of Return of Allotment of Shares – 14,300 shares
30 Nov 2009	Lodgment of Return of Allotment of Shares – 14,300 shares
30 Nov 2009	Lodgment of Return of Allotment of Shares – 7,600 shares
30 Nov 2009	Lodgment of Return of Allotment of Shares – 200 shares
30 Nov 2009	Lodgment of Return of Allotment of Shares – 8,000 shares
30 Nov 2009	Lodgment of Return of Allotment of Shares – 9,100 shares
ESOP 775	
24 Nov 2009	Lodgment of Return of Allotment of Shares – 46,800 shares
24 Nov 2009	Lodgment of Return of Allotment of Shares – 10,400 shares
24 Nov 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
24 Nov 2009	Lodgment of Return of Allotment of Shares – 4,900 shares
24 Nov 2009	Lodgment of Return of Allotment of Shares –10,000 shares
09 Nov 2009	Lodgment of Change of Particulars, Appointment or Cessation of Company Officers or Auditors – Mr David Heng Chen Seng
ESOP 774	
02 Nov 2009	Lodgment of Return of Allotment of Shares –1,026,100 shares
02 Nov 2009	Lodgment of Return of Allotment of Shares – 349,800 shares
02 Nov 2009	Lodgment of Return of Allotment of Shares – 116,400 shares

02 Nov 2009	Lodgment of Return of Allotment of Shares – 24,300 shares
02 Nov 2009	Lodgment of Return of Allotment of Shares – 21,400 shares
02 Nov 2009	Lodgment of Return of Allotment of Shares – 8,700 shares
02 Nov 2009	Lodgment of Return of Allotment of Shares – 35,100 shares
02 Nov 2009	Lodgment of Return of Allotment of Shares – 104,200 shares

ESOP 773

29 Oct 2009	Lodgment of Return of Allotment of Shares – 39,000 shares
29 Oct 2009	Lodgment of Return of Allotment of Shares – 52,000 shares
29 Oct 2009	Lodgment of Return of Allotment of Shares – 15,600 shares
29 Oct 2009	Lodgment of Return of Allotment of Shares – 20,800 shares

ESOP 772

29 Oct 2009	Lodgment of Return of Allotment of Shares – 114,400 shares
29 Oct 2009	Lodgment of Return of Allotment of Shares – 13,000 shares

ESOP 771

29 Oct 2009	Lodgment of Return of Allotment of Shares – 36,400 shares
29 Oct 2009	Lodgment of Return of Allotment of Shares – 31,200 shares
29 Oct 2009	Lodgment of Return of Allotment of Shares – 31,200 shares
29 Oct 2009	Lodgment of Return of Allotment of Shares – 5,200 shares
29Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
29 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
29 Oct 2009	Lodgment of Return of Allotment of Shares – 13,000 shares

ESOP 770

28 Oct 2009	Lodgment of Return of Allotment of Shares – 105,600 shares
28 Oct 2009	Lodgment of Return of Allotment of Shares – 12,600 shares
28 Oct 2009	Lodgment of Return of Allotment of Shares – 15,200 shares
28Oct 2009	Lodgment of Return of Allotment of Shares – 9,450 shares
28 Oct 2009	Lodgment of Return of Allotment of Shares – 6,300 shares
28 Oct 2009	Lodgment of Return of Allotment of Shares – 3,150 shares
28 Oct 2009	Lodgment of Return of Allotment of Shares – 12,600 shares
28 Oct 2009	Lodgment of Return of Allotment of Shares – 15,200 shares

RSP 4

28 Oct 2009	Lodgment of Return of Allotment of Shares – 83,124 shares

RSP 3

27 Oct 2009	Lodgment of Return of Allotment of Shares – 14,791 shares

ESOP 769

26 Oct 2009	Lodgment of Return of Allotment of Shares – 88,400 shares
26 Oct 2009	Lodgment of Return of Allotment of Shares – 10,400 shares
26 Oct 2009	Lodgment of Return of Allotment of Shares – 7,800 shares
26 Oct 2009	Lodgment of Return of Allotment of Shares – 7,800 shares
26 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
23 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares

ESOP 768

20 Oct 2009	Lodgment of Return of Allotment of Shares – 10,400 shares
20 Oct 2009	Lodgment of Return of Allotment of Shares – 33,800 shares
20 Oct 2009	Lodgment of Return of Allotment of Shares – 7,800 shares
20 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
20 Oct 2009	Lodgment of Return of Allotment of Shares – 13,000 shares

ESOP 767

20 Oct 2009	Lodgment of Return of Allotment of Shares – 124,800 shares

ESOP 766

19 Oct 2009	Lodgment of Return of Allotment of Shares – 36,400 shares
19 Oct 2009	Lodgment of Return of Allotment of Shares – 7,800 shares
19 Oct 2009	Lodgment of Return of Allotment of Shares – 10,000 shares
19 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
19 Oct 2009	Lodgment of Return of Allotment of Shares – 4,800 shares

ESOP 765

19 Oct 2009	Lodgment of Return of Allotment of Shares – 3,200 shares
19 Oct 2009	Lodgment of Return of Allotment of Shares – 7,800 shares
19 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
19 Oct 2009	Lodgment of Return of Allotment of Shares – 5,200 shares

ESOP 764

12 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
12 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares

ESOP 763

12 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
12 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
12 Oct 2009	Lodgment of Return of Allotment of Shares – 5,200 shares
12 Oct 2009	Lodgment of Return of Allotment of Shares – 5,200 shares
12 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares

ESOP 762

05 Oct 2009	Lodgment of Return of Allotment of Shares – 10,400 shares
05 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
05 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
05 Oct 2009	Lodgment of Return of Allotment of Shares – 5,200 shares
05 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares

ESOP 761

01 Oct 2009	Lodgment of Return of Allotment of Shares – 5,200 shares
01 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
01 Oct 2009	Lodgment of Return of Allotment of Shares – 13,100 shares
01 Oct 2009	Lodgment of Return of Allotment of Shares – 2,600 shares

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAF

Home | About Bizfile | e-Services | e-Guides |

'elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090481350
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003507403A
Payment Date :	28/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print Review Page Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	177,875	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	364,643.75	0.00	0.00
Amount of Paid Up Share Capital :	364,643.75	0.00	0.00
Date of Allotment : *	22/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,996,538	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	257,186,739.17	0.00	0.00
Amount of Paid Up Share Capital :	257,186,739.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/12/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

'elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090481314
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003507370A
Payment Date :	28/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	96,800	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	214,896.00	0.00	0.00
Amount of Paid Up Share Capital :	214,896.00	0.00	0.00
Date of Allotment : *	22/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,085,818,663	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	256,822,095.42	0.00	0.00
Amount of Paid Up Share Capital :	256,822,095.42	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

/elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090481307
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003507364A
Payment Date :	28/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity * Service * Excellence

'eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	18,200	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	37,128.00	0.00	0.00
Amount of Paid Up Share Capital :	37,128.00	0.00	0.00
Date of Allotment : *	22/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,721,863	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	256,607,199.42	0.00	0.00
Amount of Paid Up Share Capital :	256,607,199.42	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity * Service * Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | **About Bizfile** | **e-Services** | **e-Guides** |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090481296
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003507355A
Payment Date :	28/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,060.00	0.00	0.00
Amount of Paid Up Share Capital :	8,060.00	0.00	0.00
Date of Allotment : *	22/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,703,663	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	256,570,071.42	0.00	0.00
Amount of Paid Up Share Capital :	256,570,071.42	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090481286
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003507349A
Payment Date :	28/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity * Service * Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,094.00	0.00	0.00
Amount of Paid Up Share Capital :	3,094.00	0.00	0.00
Date of Allotment : *	22/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,698,463	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	256,562,011.42	0.00	0.00
Amount of Paid Up Share Capital :	256,562,011.42	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmen
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C090481274
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003507331A
Payment Date :	28/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	13,650.00	0.00	0.00
Amount of Paid Up Share Capital :	13,650.00	0.00	0.00
Date of Allotment : *	22/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,695,863	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	256,558,917.42	0.00	0.00
Amount of Paid Up Share Capital :	256,558,917.42	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides | ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090481265
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003507322A
Payment Date :	28/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity * Service * Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	41,600	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	89,440.00	0.00	0.00
Amount of Paid Up Share Capital :	89,440.00	0.00	0.00
Date of Allotment : *	22/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,688,063	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	256,545,267.42	0.00	0.00
Amount of Paid Up Share Capital :	256,545,267.42	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/12/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Wong Tze Wei | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090478058
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003504950A
Payment Date :	23/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excelle

Return of Allotment of Shares

Payment Details

Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	23/12/2009

Payment Option

◉ Deposit Account Service

030066

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contact you for any transaction-related matters.)*

Contact No. :	65418062
Email Address :	debbie_wong@sats.com.sg

Cancel Submit

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. Th step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	257,200	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	527,260.00	0.00	0.00
Amount of Paid Up Share Capital :	527,260.00	0.00	0.00
Date of Allotment : *	18/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,646,463	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	256,455,827.42	0.00	0.00
Amount of Paid Up Share Capital :	256,455,827.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :23/12/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Wong Tze Wei | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090478044
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003504934A
Payment Date :	23/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmen
Integrity * Service * Excelle

Return of Allotment of Shares

Payment Details

Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	23/12/2009

Payment Option

◉ Deposit Account Service 

030066

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contact you for any transaction-related matters.)*

Contact No. :	65418062
Email Address :	debbie_wong@sats.com.sg

Cancel Submit

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	62,400	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	138,528.00	0.00	0.00
Amount of Paid Up Share Capital :	138,528.00	0.00	0.00
Date of Allotment : *	18/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,085,389,263	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,928,567.42	0.00	0.00
Amount of Paid Up Share Capital :	255,928,567.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :23/12/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

/elcome, Wong Tze Wei | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090478037
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003504929A
Payment Date :	23/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

.f you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmen
Integrity * Service * Excelle

Return of Allotment of Shares

Payment Details

Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	23/12/2009

Payment Option

◉ Deposit Account Service 

030066

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contact you for any transaction-related matters.)*

Contact No. :	65418062
Email Address :	debbie_wong@sats.com.sg

Cancel Submit

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. Th step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	33,800	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	68,952.00	0.00	0.00
Amount of Paid Up Share Capital :	68,952.00	0.00	0.00
Date of Allotment : *	18/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,326,863	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,790,039.42	0.00	0.00
Amount of Paid Up Share Capital :	255,790,039.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :23/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C090478011
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003504908A
Payment Date :	23/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmer
Integrity * Service * Excelle

CONTACT INFO FEEDBACK SITE MAP

Home | **About Bizfile** | **e-Services** | **e-Guides** |

Welcome, Wong Tze Wei | Logout

ACRA Home

Terms and Conditions | FAQs | He

Return of Allotment of Shares

Payment Details

Entity Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Transaction Type : Return of Allotment of Shares

Filing Fee (S$): 10.00

Total Amount (S$) : 10.00

Payment Date : 23/12/2009

Payment Option

◉ Deposit Account Service 

030066

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contact you for any transaction-related matters.)*

Contact No. : 65418062

Email Address : debbie_wong@sats.com.sg

Cancel Submit

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	11,076.00	0.00	0.00
Amount of Paid Up Share Capital :	11,076.00	0.00	0.00
Date of Allotment : *	18/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,293,063	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,721,087.42	0.00	0.00
Amount of Paid Up Share Capital :	255,721,087.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :23/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excellenc

Transaction Details

Transaction No. :	C090477988
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003504884A
Payment Date :	23/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Goverr.mer
Integrity * Service * Excelle

Return of Allotment of Shares

Payment Details

Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	23/12/2009

Payment Option

◉ Deposit Account Service 
030066

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us contact you for any transaction-related matters.)*

Contact No. :	65418062
Email Address :	debbie_wong@sats.com.sg

Cancel Submit

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12,090.00	0.00	0.00
Amount of Paid Up Share Capital :	12,090.00	0.00	0.00
Date of Allotment : *	18/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,285,263	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,710,011.42	0.00	0.00
Amount of Paid Up Share Capital :	255,710,011.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :23/12/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Wong Tze Wei | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090477974
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003504866A
Payment Date :	23/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excelle

Return of Allotment of Shares

Payment Details

Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	23/12/2009

Payment Option

◉ Deposit Account Service 

030066

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number <u>and/or</u> email address to enable us contact you for any transaction-related matters.)*

Contact No. :	65418062
Email Address :	debbie_wong@sats.com.sg

Cancel Submit

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. Th step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity * Service * Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,094.00	0.00	0.00
Amount of Paid Up Share Capital :	3,094.00	0.00	0.00
Date of Allotment : *	18/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,277,463	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,697,921.42	0.00	0.00
Amount of Paid Up Share Capital :	255,697,921.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :23/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excellenc

Transaction Details

Transaction No. :	C090477959
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003504852A
Payment Date :	23/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmer
Integrity * Service * Excelle

Return of Allotment of Shares

Payment Details

Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	23/12/2009

Payment Option

◉ Deposit Account Service
030066

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contact you for any transaction-related matters.)*

Contact No. :	65418062
Email Address :	debbie_wong@sats.com.sg

Cancel Submit

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. Th step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,550.00	0.00	0.00
Amount of Paid Up Share Capital :	4,550.00	0.00	0.00
Date of Allotment : *	18/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,274,863	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,694,827.42	0.00	0.00
Amount of Paid Up Share Capital :	255,694,827.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :23/12/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excellenc

Transaction Details

Transaction No. :	C090477951
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003504846A
Payment Date :	23/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

ıf you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	31,200	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	67,080.00	0.00	0.00
Amount of Paid Up Share Capital :	67,080.00	0.00	0.00
Date of Allotment : *	18/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,272,263	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,690,277.42	0.00	0.00
Amount of Paid Up Share Capital :	255,690,277.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.


Singapore Governme
Integrity • Service • Excelle

Return of Allotment of Shares

Payment Details

Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
Filing Fee (S$):	10.00
Total Amount (S$) :	10.00
Payment Date :	23/12/2009

Payment Option

◉ Deposit Account Service 

030066

○ Others (Credit Card, Cash Card, Internet Banking, etc)

Contact Details (Please provide us with your contact number and/or email address to enable us contact you for any transaction-related matters.)*

Contact No. :	65418062
Email Address :	debbie_wong@sats.com.sg

Cancel Submit

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C090470694
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003498842A
Payment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	18,200	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	37,310.00	0.00	0.00
Amount of Paid Up Share Capital :	37,310.00	0.00	0.00
Date of Allotment : *	14/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,241,063	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,623,197.42	0.00	0.00
Amount of Paid Up Share Capital :	255,623,197.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C090470684
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003498837A
Payment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Wong Tze Wei | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	52,600	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	116,772.00	0.00	0.00
Amount of Paid Up Share Capital :	116,772.00	0.00	0.00
Date of Allotment : *	14/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,222,863	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,585,887.42	0.00	0.00
Amount of Paid Up Share Capital :	255,585,887.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmer
Integrity * Service * Excellenc

Transaction Details

Transaction No. :	C090470675
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003498829A
Payment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	24,000	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	48,960.00	0.00	0.00
Amount of Paid Up Share Capital :	48,960.00	0.00	0.00
Date of Allotment : *	14/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,170,263	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,469,115.42	0.00	0.00
Amount of Paid Up Share Capital :	255,469,115.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

2 7 5 (3

Singapore Governmer
Integrity * Service * Excellenc

Transaction Details

Transaction No. :	C090470659
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003498817A
Payment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

ıf you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

꞉eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act (Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital (Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,200	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,544.00	0.00	0.00
Amount of Paid Up Share Capital :	4,544.00	0.00	0.00
Date of Allotment : *	14/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,146,263	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,420,155.42	0.00	0.00
Amount of Paid Up Share Capital :	255,420,155.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excellenc

Transaction Details

Transaction No. :	C090470654
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003498812A
Payment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,200	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,960.00	0.00	0.00
Amount of Paid Up Share Capital :	4,960.00	0.00	0.00
Date of Allotment : *	14/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,143,063	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,415,611.42	0.00	0.00
Amount of Paid Up Share Capital :	255,415,611.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Wong Tze Wei | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090470648
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003498807A
Payment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,200	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,808.00	0.00	0.00
Amount of Paid Up Share Capital :	3,808.00	0.00	0.00
Date of Allotment : *	14/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,139,863	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,410,651.42	0.00	0.00
Amount of Paid Up Share Capital :	255,410,651.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excellenc

Transaction Details

Transaction No. :	C090470639
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003498800A
Payment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,800	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	10,150.00	0.00	0.00
Amount of Paid Up Share Capital :	10,150.00	0.00	0.00
Date of Allotment : *	14/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,136,663	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,406,843.42	0.00	0.00
Amount of Paid Up Share Capital :	255,406,843.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excellenc

Transaction Details

Transaction No. :	C090470627
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003498793A
Payment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	21,400	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	46,010.00	0.00	0.00
Amount of Paid Up Share Capital :	46,010.00	0.00	0.00
Date of Allotment : *	14/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,130,863	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,396,693.42	0.00	0.00
Amount of Paid Up Share Capital :	255,396,693.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Wong Tze Wei | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090470550
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003498733A
Payment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	322,900	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	661,945.00	0.00	0.00
Amount of Paid Up Share Capital :	661,945.00	0.00	0.00
Date of Allotment : *	09/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,085,109,463	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,350,683.42	0.00	0.00
Amount of Paid Up Share Capital :	255,350,683.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excellenc

Transaction Details

Transaction No. :	C090470523
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003498710A
Payment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	169,600	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	376,512.00	0.00	0.00
Amount of Paid Up Share Capital :	376,512.00	0.00	0.00
Date of Allotment : *	09/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,084,786,563	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	254,688,738.42	0.00	0.00
Amount of Paid Up Share Capital :	254,688,738.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090470507
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003498693A
Payment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	45,400	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	92,616.00	0.00	0.00
Amount of Paid Up Share Capital :	92,616.00	0.00	0.00
Date of Allotment : *	09/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,084,616,963	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	254,312,226.42	0.00	0.00
Amount of Paid Up Share Capital :	254,312,226.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

'ransaction No. :	C090470488
Registration No. :	197201770G
:ntity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
:P Ref. No. :	-
Receipt No. :	ACR0000003498678A
'ayment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

.. you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ʰᵗtp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act (Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital (Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	11,076.00	0.00	0.00
Amount of Paid Up Share Capital :	11,076.00	0.00	0.00
Date of Allotment : *	09/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,084,571,563	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	254,219,610.42	0.00	0.00
Amount of Paid Up Share Capital :	254,219,610.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090470457
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003498652A
Payment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act (Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital (Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	13,900	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	21,545.00	0.00	0.00
Amount of Paid Up Share Capital :	21,545.00	0.00	0.00
Date of Allotment : *	09/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,084,563,763	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	254,208,534.42	0.00	0.00
Amount of Paid Up Share Capital :	254,208,534.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Wong Tze Wei | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090470417
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003498615A
Payment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	3,900	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,641.00	0.00	0.00
Amount of Paid Up Share Capital :	4,641.00	0.00	0.00
Date of Allotment : *	09/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,084,549,863	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	254,186,989.42	0.00	0.00
Amount of Paid Up Share Capital :	254,186,989.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090470397
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003498598A
Payment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	22,300	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	39,025.00	0.00	0.00
Amount of Paid Up Share Capital :	39,025.00	0.00	0.00
Date of Allotment : *	09/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,084,545,963	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	254,182,348.42	0.00	0.00
Amount of Paid Up Share Capital :	254,182,348.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

V lcome, Wong Tze Wei | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090470361
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003498567A
Payment Date :	17/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

ꞌeturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1.

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	64,300	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	138,245.00	0.00	0.00
Amount of Paid Up Share Capital :	138,245.00	0.00	0.00
Date of Allotment : *	09/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,084,523,663	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	254,143,323.42	0.00	0.00
Amount of Paid Up Share Capital :	254,143,323.42	0.00	0.00

Declaration

I, **WONG TZE WEI, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/12/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090458212
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003488180A
Payment Date :	08/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

.f you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ˀttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	350,100	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	717,705.00	0.00	0.00
Amount of Paid Up Share Capital :	717,705.00	0.00	0.00
Date of Allotment : *	02/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,084,459,363	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	254,005,078.42	0.00	0.00
Amount of Paid Up Share Capital :	254,005,078.42	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :08/12/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


(777) (7)
Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

'/elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090458203
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003488172A
Payment Date :	08/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	146,000	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	324,120.00	0.00	0.00
Amount of Paid Up Share Capital :	324,120.00	0.00	0.00
Date of Allotment : *	02/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,084,109,263	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	253,287,373.42	0.00	0.00
Amount of Paid Up Share Capital :	253,287,373.42	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitt herein to be true and to the best of my knowledge.

Dated on :08/12/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090458185
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003488156A
Payment Date :	08/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print Review Page Logout

Rate this e-service

.f you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at 'http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	63,000	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	128,520.00	0.00	0.00
Amount of Paid Up Share Capital :	128,520.00	0.00	0.00
Date of Allotment : *	02/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	*Ordinary*	*Preference*	*Others*
Number of Shares :	1,083,963,263	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,963,253.42	0.00	0.00
Amount of Paid Up Share Capital :	252,963,253.42	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :08/12/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmen
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C090458166
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003488144A
Payment Date :	08/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	26,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	37,772.00	0.00	0.00
Amount of Paid Up Share Capital :	37,772.00	0.00	0.00
Date of Allotment : *	02/12/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,900,263	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,834,733.42	0.00	0.00
Amount of Paid Up Share Capital :	252,834,733.42	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :08/12/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

/elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090458155
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003488133A
Payment Date :	08/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	12,090.00	0.00	0.00
Amount of Paid Up Share Capital :	12,090.00	0.00	0.00
Date of Allotment : *	02/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,873,663	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,796,961.42	0.00	0.00
Amount of Paid Up Share Capital :	252,796,961.42	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :08/12/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmen
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C090458144
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003488124A
Payment Date :	08/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9,282.00	0.00	0.00
Amount of Paid Up Share Capital :	9,282.00	0.00	0.00
Date of Allotment : *	02/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,865,863	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,784,871.42	0.00	0.00
Amount of Paid Up Share Capital :	252,784,871.42	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :08/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAF

Home | About Bizfile | e-Services | e-Guides | ACRA Home

''elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090458134
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003488113A
Payment Date :	08/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	19,000	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	33,250.00	0.00	0.00
Amount of Paid Up Share Capital :	33,250.00	0.00	0.00
Date of Allotment : *	02/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,858,063	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,775,589.42	0.00	0.00
Amount of Paid Up Share Capital :	252,775,589.42	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :08/12/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity * Service * Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

'elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090458123
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003488105A
Payment Date :	08/12/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	92,200	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	198,230.00	0.00	0.00
Amount of Paid Up Share Capital :	198,230.00	0.00	0.00
Date of Allotment : *	02/12/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,839,063	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,742,339.42	0.00	0.00
Amount of Paid Up Share Capital :	252,742,339.42	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :08/12/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090447591
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003479071A
Payment Date :	30/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	51,375	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	105,318.75	0.00	0.00
Amount of Paid Up Share Capital :	105,318.75	0.00	0.00
Date of Allotment : *	23/11/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,746,863	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,544,109.42	0.00	0.00
Amount of Paid Up Share Capital :	252,544,109.42	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :30/11/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090447572
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003479058A
Payment Date :	30/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	14,300	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	31,746.00	0.00	0.00
Amount of Paid Up Share Capital :	31,746.00	0.00	0.00
Date of Allotment : *	23/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,695,488	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,438,790.67	0.00	0.00
Amount of Paid Up Share Capital :	252,438,790.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :30/11/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090447561
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003479046A
Payment Date :	30/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	14,300	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	29,172.00	0.00	0.00
Amount of Paid Up Share Capital :	29,172.00	0.00	0.00
Date of Allotment : *	23/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,681,188	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,407,044.67	0.00	0.00
Amount of Paid Up Share Capital :	252,407,044.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :30/11/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

Velcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090447550
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003479036A
Payment Date :	30/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	10,792.00	0.00	0.00
Amount of Paid Up Share Capital :	10,792.00	0.00	0.00
Date of Allotment : *	23/11/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,666,888	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,377,872.67	0.00	0.00
Amount of Paid Up Share Capital :	252,377,872.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :30/11/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excellenc

Transaction Details

Transaction No. :	C090447312
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003478833A
Payment Date :	30/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	200	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	238.00	0.00	0.00
Amount of Paid Up Share Capital :	238.00	0.00	0.00
Date of Allotment : *	23/11/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,659,288	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,367,080.67	0.00	0.00
Amount of Paid Up Share Capital :	252,367,080.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :30/11/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C090447305
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003478824A
Payment Date :	30/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	8,000	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	14,000.00	0.00	0.00
Amount of Paid Up Share Capital :	14,000.00	0.00	0.00
Date of Allotment : *	23/11/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,659,088	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,366,842.67	0.00	0.00
Amount of Paid Up Share Capital :	252,366,842.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :30/11/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090447293
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003478817A
Payment Date :	30/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	9,100	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	19,565.00	0.00	0.00
Amount of Paid Up Share Capital :	19,565.00	0.00	0.00
Date of Allotment : *	23/11/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,651,088	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,352,842.67	0.00	0.00
Amount of Paid Up Share Capital :	252,352,842.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :30/11/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Velcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090441195
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003473646A
Payment Date :	24/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	46,800	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	95,940.00	0.00	0.00
Amount of Paid Up Share Capital :	95,940.00	0.00	0.00
Date of Allotment : *	13/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,641,988	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,333,277.67	0.00	0.00
Amount of Paid Up Share Capital :	252,333,277.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :24/11/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090441187
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003473638A
Payment Date :	24/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,400	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	23,088.00	0.00	0.00
Amount of Paid Up Share Capital :	23,088.00	0.00	0.00
Date of Allotment : *	13/11/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,595,188	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,237,337.67	0.00	0.00
Amount of Paid Up Share Capital :	252,237,337.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :24/11/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Welcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090441182
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003473632A
Payment Date :	24/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity * Service * Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

'Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	13/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,584,788	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,214,249.67	0.00	0.00
Amount of Paid Up Share Capital :	252,214,249.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :24/11/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090441175
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003473622A
Payment Date :	24/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	4,900	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,575.00	0.00	0.00
Amount of Paid Up Share Capital :	8,575.00	0.00	0.00
Date of Allotment : *	13/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,582,188	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,210,557.67	0.00	0.00
Amount of Paid Up Share Capital :	252,210,557.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :24/11/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090441164
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003473613A
Payment Date :	24/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

/elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,000	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	21,500.00	0.00	0.00
Amount of Paid Up Share Capital :	21,500.00	0.00	0.00
Date of Allotment : *	13/11/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,577,288	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,201,982.67	0.00	0.00
Amount of Paid Up Share Capital :	252,201,982.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :24/11/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000003457427A

Date/Time : 09/11/2009 10:07

Transaction No : C090422673

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
D AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	CHANGE OF PARTICULARS, APPOINTMENT OR CESSATION OF COMPANY OFFICERS OR AUDITORS **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

If you wish to apply, update, renew or terminate other business licences, please click here to be redirected to the Online Business Licensing Service Website.



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Change of Particulars, Appointment or Cessation of Company Officers or Auditors

Please fill in the following information. Fields marked * must be completed.

Company Information

Registration No : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

List of Directors, Managing Directors, Secretaries, Managers (click on hyperlink to edit information of officer)

S/No	Identification No. of Officer	Name of Officer	Position Held
1	E1009565	DAVID ZALMON BAFFSKY	DIRECTOR
2	S0070715E	NG KEE CHOE	DIRECTOR
3	S1271626E	TAY AH KEE KEITH	DIRECTOR
4	S1342207I	YEO CHEE TONG	DIRECTOR
5	S1792374I	SHIREENA JOHAN WOON	SECRETARY
6	S2163476Z	CHENG WAI WING EDMUND	DIRECTOR
7	S2533854E	KHAW KHENG JOO	DIRECTOR
8	S2555499Z	MAK SWEE WAH	DIRECTOR
9	S2588119B	HENG CHEN SENG	DIRECTOR
10	Z1742995	RAJIV BEHARI LALL	DIRECTOR

To Report Appointment of New Officer [Officer]

List of Alternate Directors (click on hyperlink to edit information of alternate director)

S/No	Identification No. of Alternate Director	Name of Alternate Director

To Report Appointment of New Alternate Director [Alternate Director]

List of Audit Firm (click on hyperlink to edit information of audit firm)

S/No	Audit Firm No.	Name of Audit Firm
1	T08LL0859H	ERNST & YOUNG LLP

To Report Appointment of New Audit Firm [Audit Firm]

[Submit]



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Change of Particulars, Appointment or Cessation of Company Officers or Auditors - Changes of Particulars of Company Officer

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Particulars of Company Officer

Please indicate in the checkbox the type of change applicable.

Mobile No. :

Email Address :

Identification Type : NRIC

☐ **Change Identification**

Identification No. : **S2588119B**

New Identification No. :

Date of Change : (dd/mm/yyyy)

☐ **Change Name**

Name of Officer : **HENG CHEN SENG**

New Name of Officer :

Date of Change : (dd/mm/yyyy)

☐ **Change Nationality**

Nationality : **SINGAPORE P.R. (SP)**

New Nationality :

Date of Change : (dd/mm/yyyy)

☐ **Change Address**

Address :

Address Type: **Local**

Local Address (if Address Type is Local Address)

Postal Code : **238247**

Block/House No. : **88**

Street Name : **ROBERTSON QUAY**

Unit : **# 02 - 05**

Building/Estate Name :

Foreign Address (if Address Type is Foreign Address)

Address :

New Address :

Address Type : (•) Local ( ) Foreign

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (if Address Type is Foreign Address)

Address : [ ]

[ ]

Date of Change : [ ] (dd/mm/yyyy)

Position(s) Held (click on hyperlink to edit information of position held)

S/No	Position Held	Appointment Date	Cessation Date
1	Director	15/10/2009	

To Add Position Held [Position Held]

[Save] [Reset] [Back]

(774)(8)


Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C090414612
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003450321A
Payment Date :	02/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,026,100	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	2,103,505.00	0.00	0.00
Amount of Paid Up Share Capital :	2,103,505.00	0.00	0.00
Date of Allotment : *	28/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,083,567,288	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	252,180,482.67	0.00	0.00
Amount of Paid Up Share Capital :	252,180,482.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/11/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Transaction Details

Transaction No. :	C090414588
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003450298A
Payment Date :	02/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	349,800	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	776,556.00	0.00	0.00
Amount of Paid Up Share Capital :	776,556.00	0.00	0.00
Date of Allotment : *	28/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,082,541,188	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	250,076,977.67	0.00	0.00
Amount of Paid Up Share Capital :	250,076,977.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/11/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090414565
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003450278A
Payment Date :	02/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	116,400	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	237,456.00	0.00	0.00
Amount of Paid Up Share Capital :	237,456.00	0.00	0.00
Date of Allotment : *	28/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,082,191,388	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	249,300,421.67	0.00	0.00
Amount of Paid Up Share Capital :	249,300,421.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/11/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090414545
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003450260A
Payment Date :	02/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	24,300	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	34,506.00	0.00	0.00
Amount of Paid Up Share Capital :	34,506.00	0.00	0.00
Date of Allotment : *	28/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,082,074,988	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	249,062,965.67	0.00	0.00
Amount of Paid Up Share Capital :	249,062,965.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/11/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. : C090414527

Registration No. : 197201770G

Entity Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Transaction Type : Return of Allotment of Shares

EP Ref. No. : -

Receipt No. : ACR0000003450246A

Payment Date : 02/11/2009

Total Amount (S$) : 10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	21,400	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	33,170.00	0.00	0.00
Amount of Paid Up Share Capital :	33,170.00	0.00	0.00
Date of Allotment : *	28/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,082,050,688	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	249,028,459.67	0.00	0.00
Amount of Paid Up Share Capital :	249,028,459.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/11/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090414513
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003450239A
Payment Date :	02/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

.f you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	8,700	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	10,353.00	0.00	0.00
Amount of Paid Up Share Capital :	10,353.00	0.00	0.00
Date of Allotment : *	28/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,082,029,288	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	248,995,289.67	0.00	0.00
Amount of Paid Up Share Capital :	248,995,289.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/11/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

'elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090414492
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003450220A
Payment Date :	02/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	35,100	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	61,425.00	0.00	0.00
Amount of Paid Up Share Capital :	61,425.00	0.00	0.00
Date of Allotment : *	28/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,082,020,588	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	248,984,936.67	0.00	0.00
Amount of Paid Up Share Capital :	248,984,936.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/11/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090414475
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003450208A
Payment Date :	02/11/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	104,200	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	224,030.00	0.00	0.00
Amount of Paid Up Share Capital :	224,030.00	0.00	0.00
Date of Allotment : *	28/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,985,488	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	248,923,511.67	0.00	0.00
Amount of Paid Up Share Capital :	248,923,511.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :02/11/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090409380
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003446278A
Payment Date :	29/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	15,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	31,824.00	0.00	0.00
Amount of Paid Up Share Capital :	31,824.00	0.00	0.00
Date of Allotment : *	22/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,790,288	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	248,504,091.67	0.00	0.00
Amount of Paid Up Share Capital :	248,504,091.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/10/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090409365
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003446265A
Payment Date :	29/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	20,800	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	44,720.00	0.00	0.00
Amount of Paid Up Share Capital :	44,720.00	0.00	0.00
Date of Allotment : *	22/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,774,688	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	248,472,267.67	0.00	0.00
Amount of Paid Up Share Capital :	248,472,267.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/10/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

\ lcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090409435
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003446323A
Payment Date :	29/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	39,000	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	79,950.00	0.00	0.00
Amount of Paid Up Share Capital :	79,950.00	0.00	0.00
Date of Allotment : *	22/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,881,288	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	248,699,481.67	0.00	0.00
Amount of Paid Up Share Capital :	248,699,481.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090409404
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003446300A
Payment Date :	29/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	52,000	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	115,440.00	0.00	0.00
Amount of Paid Up Share Capital :	115,440.00	0.00	0.00
Date of Allotment : *	22/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,842,288	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	248,619,531.67	0.00	0.00
Amount of Paid Up Share Capital :	248,619,531.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/10/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090409323
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003446230A
Payment Date :	29/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	114,400	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	234,520.00	0.00	0.00
Amount of Paid Up Share Capital :	234,520.00	0.00	0.00
Date of Allotment : *	21/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,753,888	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	248,427,547.67	0.00	0.00
Amount of Paid Up Share Capital :	248,427,547.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/10/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090409308
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003446214A
Payment Date :	29/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	13,000	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	27,950.00	0.00	0.00
Amount of Paid Up Share Capital :	27,950.00	0.00	0.00
Date of Allotment : *	21/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,639,488	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	248,193,027.67	0.00	0.00
Amount of Paid Up Share Capital :	248,193,027.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/10/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excellenc

ransaction Details

ransaction No. :	C090408290
egistration No. :	197201770G
ntity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
P Ref. No. :	-
Receipt No. :	ACR0000003445314A
ayment Date :	29/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	36,400	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	74,620.00	0.00	0.00
Amount of Paid Up Share Capital :	74,620.00	0.00	0.00
Date of Allotment : *	20/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,626,488	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	248,165,077.67	0.00	0.00
Amount of Paid Up Share Capital :	248,165,077.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090408278
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003445300A
Payment Date :	29/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	31,200	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	69,264.00	0.00	0.00
Amount of Paid Up Share Capital :	69,264.00	0.00	0.00
Date of Allotment : *	20/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,590,088	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	248,090,457.67	0.00	0.00
Amount of Paid Up Share Capital :	248,090,457.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/10/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C090408270
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003445292A
Payment Date :	29/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	31,200	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	63,648.00	0.00	0.00
Amount of Paid Up Share Capital :	63,648.00	0.00	0.00
Date of Allotment : *	20/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,558,888	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	248,021,193.67	0.00	0.00
Amount of Paid Up Share Capital :	248,021,193.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Government
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C090408264
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003445284A
Payment Date :	29/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	7,384.00	0.00	0.00
Amount of Paid Up Share Capital :	7,384.00	0.00	0.00
Date of Allotment : *	20/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,527,688	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,957,545.67	0.00	0.00
Amount of Paid Up Share Capital :	247,957,545.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/10/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Government
Integrity * Service * Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090408252
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003445271A
Payment Date :	29/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,030.00	0.00	0.00
Amount of Paid Up Share Capital :	4,030.00	0.00	0.00
Date of Allotment : *	20/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,522,488	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,950,161.67	0.00	0.00
Amount of Paid Up Share Capital :	247,950,161.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/10/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090408241
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003445261A
Payment Date :	29/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,550.00	0.00	0.00
Amount of Paid Up Share Capital :	4,550.00	0.00	0.00
Date of Allotment : *	20/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,519,888	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,946,131.67	0.00	0.00
Amount of Paid Up Share Capital :	247,946,131.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/10/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excellenc

'ransaction Details

Transaction No. :	C090408234
˜egistration No. :	197201770G
‗ntity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
:P Ref. No. :	-
Receipt No. :	ACR0000003445253A
›ayment Date :	29/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	13,000	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	27,950.00	0.00	0.00
Amount of Paid Up Share Capital :	27,950.00	0.00	0.00
Date of Allotment : *	20/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,517,288	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,941,581.67	0.00	0.00
Amount of Paid Up Share Capital :	247,941,581.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :29/10/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090407102
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003444322A
Payment Date :	28/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	105,600	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	216,480.00	0.00	0.00
Amount of Paid Up Share Capital :	216,480.00	0.00	0.00
Date of Allotment : *	19/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,504,288	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,913,631.67	0.00	0.00
Amount of Paid Up Share Capital :	247,913,631.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/10/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090407080
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003444306A
Payment Date :	28/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	12,600	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	27,972.00	0.00	0.00
Amount of Paid Up Share Capital :	27,972.00	0.00	0.00
Date of Allotment : *	19/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,398,688	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,697,151.67	0.00	0.00
Amount of Paid Up Share Capital :	247,697,151.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

'elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090407061
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003444289A
Payment Date :	28/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?
● Yes
O No

Are the shares of the company listed on the stock/securities exchange ?
● Yes
O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	15,200	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	31,008.00	0.00	0.00
Amount of Paid Up Share Capital :	31,008.00	0.00	0.00
Date of Allotment : *	19/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,386,088	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,669,179.67	0.00	0.00
Amount of Paid Up Share Capital :	247,669,179.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/10/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excellenc

Transaction Details

Transaction No. :	C090407041
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003444273A
Payment Date :	28/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	9,450	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	13,419.00	0.00	0.00
Amount of Paid Up Share Capital :	13,419.00	0.00	0.00
Date of Allotment : *	19/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,370,888	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,638,171.67	0.00	0.00
Amount of Paid Up Share Capital :	247,638,171.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/10/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090407019
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003444246A
Payment Date :	28/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	6,300	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9,765.00	0.00	0.00
Amount of Paid Up Share Capital :	9,765.00	0.00	0.00
Date of Allotment : *	19/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,361,438	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,624,752.67	0.00	0.00
Amount of Paid Up Share Capital :	247,624,752.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/10/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090406989
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003444215A
Payment Date :	28/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,150	0	0
Price per Share :	1.19	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,748.50	0.00	0.00
Amount of Paid Up Share Capital :	3,748.50	0.00	0.00
Date of Allotment : *	19/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,355,138	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,614,987.67	0.00	0.00
Amount of Paid Up Share Capital :	247,614,987.67	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/10/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090406977
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003444201A
Payment Date :	28/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print Review Page Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides | ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	12,600	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	22,050.00	0.00	0.00
Amount of Paid Up Share Capital :	22,050.00	0.00	0.00
Date of Allotment : *	19/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,351,988	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,611,239.17	0.00	0.00
Amount of Paid Up Share Capital :	247,611,239.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/10/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090406969
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003444192A
Payment Date :	28/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1.

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	15,200	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	32,680.00	0.00	0.00
Amount of Paid Up Share Capital :	32,680.00	0.00	0.00
Date of Allotment : *	19/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,339,388	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,589,189.17	0.00	0.00
Amount of Paid Up Share Capital :	247,589,189.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

(RSA 4)

Transaction Details

Transaction No. :	C090406952
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003444179A
Payment Date :	28/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print Review Page Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ○In cash ●For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	83,124	0	0
Price per Share :	0.00	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	0.00	0.00	0.00
Amount of Paid Up Share Capital :	0.00	0.00	0.00

The consideration for which the shares have been allotted : Shares vested pursuant to SATS Share Plan

 # Option 2

Contract in writing

Date of Document : *	19/07/2005
Attachment : *	lution passed at SATS EGM on 19 July 200520091028141941.pdf
Continuation of Attachment :	

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***

Number of Shares :	1,081,324,188	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,556,509.17	0.00	0.00
Amount of Paid Up Share Capital :	247,556,509.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :28/10/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090403867
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003441460A
Payment Date :	27/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ○In cash ●For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	14,791	0	0
Price per Share :	0.00	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	0.00	0.00	0.00
Amount of Paid Up Share Capital :	0.00	0.00	0.00

The consideration for which the shares have been allotted : Shares vested pursuant to SATS Restricted Share Plan

 # Option 2

Contract in writing

Date of Document : * 19/07/2005

Attachment : * Resolution passed at SATS EGM on 19 July 200520091027092647.pdf

Continuation of Attachment :

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***

Number of Shares :	1,081,241,064	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,556,509.17	0.00	0.00
Amount of Paid Up Share Capital :	247,556,509.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :27/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090402175
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003440064A
Payment Date :	26/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print Review Page Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	88,400	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	181,220.00	0.00	0.00
Amount of Paid Up Share Capital :	181,220.00	0.00	0.00
Date of Allotment : *	15/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,226,273	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,556,509.17	0.00	0.00
Amount of Paid Up Share Capital :	247,556,509.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

/elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090402092
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003439976A
Payment Date :	26/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

/elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,400	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	23,088.00	0.00	0.00
Amount of Paid Up Share Capital :	23,088.00	0.00	0.00
Date of Allotment : *	15/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,137,873	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,375,289.17	0.00	0.00
Amount of Paid Up Share Capital :	247,375,289.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :26/10/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

'Welcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090402082
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003439966A
Payment Date :	26/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	15,912.00	0.00	0.00
Amount of Paid Up Share Capital :	15,912.00	0.00	0.00
Date of Allotment : *	15/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,127,473	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,352,201.17	0.00	0.00
Amount of Paid Up Share Capital :	247,352,201.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :26/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C090402077
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003439961A
Payment Date :	26/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	11,076.00	0.00	0.00
Amount of Paid Up Share Capital :	11,076.00	0.00	0.00
Date of Allotment : *	15/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,119,673	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,336,289.17	0.00	0.00
Amount of Paid Up Share Capital :	247,336,289.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :26/10/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

/elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090402068
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003439955A
Payment Date :	26/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | **About Bizfile** | **e-Services** | **e-Guides** |

/elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,550.00	0.00	0.00
Amount of Paid Up Share Capital :	4,550.00	0.00	0.00
Date of Allotment : *	15/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,111,873	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,325,213.17	0.00	0.00
Amount of Paid Up Share Capital :	247,325,213.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :26/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

RECEIPT

Receipt No. : ACR0000003438610A
Transaction No. : C090400189
Agency : ACRA
Application : BizFILE PAYMENT SERVICE
Paid Via : DEPOSIT SERVICE ACCOUNT
EP Ref No. : -

GST No. : M9-0008879-T
Date/Time : 23/10/2009 11:04:19

Deposit Service Account No.: 030066

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Back Print This Page

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity * Service * Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,590.00	0.00	0.00
Amount of Paid Up Share Capital :	5,590.00	0.00	0.00
Date of Allotment : *	15/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,109,273	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,320,663.17	0.00	0.00
Amount of Paid Up Share Capital :	247,320,663.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090394543
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003433923A
Payment Date :	20/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,400	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	21,320.00	0.00	0.00
Amount of Paid Up Share Capital :	21,320.00	0.00	0.00
Date of Allotment : *	14/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,106,673	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,315,073.17	0.00	0.00
Amount of Paid Up Share Capital :	247,315,073.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :20/10/2009

Back Print This Page Confirr

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090394533
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003433912A
Payment Date :	20/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	33,800	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	75,036.00	0.00	0.00
Amount of Paid Up Share Capital :	75,036.00	0.00	0.00
Date of Allotment : *	14/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,096,273	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,293,753.17	0.00	0.00
Amount of Paid Up Share Capital :	247,293,753.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :20/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: **62486028** or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090394518
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003433901A
Payment Date :	20/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

ꞅeturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	15,912.00	0.00	0.00
Amount of Paid Up Share Capital :	15,912.00	0.00	0.00
Date of Allotment : *	14/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,062,473	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,218,717.17	0.00	0.00
Amount of Paid Up Share Capital :	247,218,717.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :20/10/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090394512
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003433893A
Payment Date :	20/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,550.00	0.00	0.00
Amount of Paid Up Share Capital :	4,550.00	0.00	0.00
Date of Allotment : *	14/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,054,673	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,202,805.17	0.00	0.00
Amount of Paid Up Share Capital :	247,202,805.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :20/10/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C090394500
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003433881A
Payment Date :	20/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	13,000	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	27,950.00	0.00	0.00
Amount of Paid Up Share Capital :	27,950.00	0.00	0.00
Date of Allotment : *	14/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,052,073	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,198,255.17	0.00	0.00
Amount of Paid Up Share Capital :	247,198,255.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :20/10/2009

Back Print This Page Confirr

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C090394487
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003433872A
Payment Date :	20/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	124,800	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	255,840.00	0.00	0.00
Amount of Paid Up Share Capital :	255,840.00	0.00	0.00
Date of Allotment : *	13/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,081,039,073	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	247,170,305.17	0.00	0.00
Amount of Paid Up Share Capital :	247,170,305.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :20/10/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

ransaction Details

Transaction No. :	C090393609
‹egistration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
¯ransaction Type :	Return of Allotment of Shares
ːP Ref. No. :	-
Receipt No. :	ACR0000003433104A
›ayment Date :	19/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The ¯tep-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	36,400	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	74,620.00	0.00	0.00
Amount of Paid Up Share Capital :	74,620.00	0.00	0.00
Date of Allotment : *	12/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,914,273	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,914,465.17	0.00	0.00
Amount of Paid Up Share Capital :	246,914,465.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :19/10/2009

Back Print This Page Confirr

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

W come, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

ransaction Details

Transaction No. :	C090393600
‹egistration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
:P Ref. No. :	-
Receipt No. :	ACR0000003433095A
›ayment Date :	19/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logoul

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	2.22	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	17,316.00	0.00	0.00
Amount of Paid Up Share Capital :	17,316.00	0.00	0.00
Date of Allotment : *	12/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,877,873	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,839,845.17	0.00	0.00
Amount of Paid Up Share Capital :	246,839,845.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :19/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

\ elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090393533
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003433022A
Payment Date :	19/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,000	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	20,400.00	0.00	0.00
Amount of Paid Up Share Capital :	20,400.00	0.00	0.00
Date of Allotment : *	12/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,870,073	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,822,529.17	0.00	0.00
Amount of Paid Up Share Capital :	246,822,529.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :19/10/2009

Back Print This Page Confirr

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

ransaction Details

Transaction No. :	C090393516
legistration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
ransaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003433006A
ayment Date :	19/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print Review Page Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The tep-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?
● Yes
○ No

Are the shares of the company listed on the stock/securities exchange ?
● Yes
○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,550.00	0.00	0.00
Amount of Paid Up Share Capital :	4,550.00	0.00	0.00
Date of Allotment : *	12/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,860,073	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,802,129.17	0.00	0.00
Amount of Paid Up Share Capital :	246,802,129.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :19/10/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

V lcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

ransaction Details

Transaction No. :	C090393509
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003432998A
Payment Date :	19/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	4,800	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	10,320.00	0.00	0.00
Amount of Paid Up Share Capital :	10,320.00	0.00	0.00
Date of Allotment : *	12/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,857,473	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,797,579.17	0.00	0.00
Amount of Paid Up Share Capital :	246,797,579.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :19/10/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090393489
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003432978A
Payment Date :	19/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	3,200	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	6,560.00	0.00	0.00
Amount of Paid Up Share Capital :	6,560.00	0.00	0.00
Date of Allotment : *	08/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,852,673	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,787,259.17	0.00	0.00
Amount of Paid Up Share Capital :	246,787,259.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :19/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 *or provide your comments at* http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090393477
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003432964A
Payment Date :	19/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	7,800	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	15,912.00	0.00	0.00
Amount of Paid Up Share Capital :	15,912.00	0.00	0.00
Date of Allotment : *	08/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,849,473	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,780,699.17	0.00	0.00
Amount of Paid Up Share Capital :	246,780,699.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :19/10/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

V lcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090393464
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003432950A
Payment Date :	19/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The tep-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

RIVACY TERMS OF USE



Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,550.00	0.00	0.00
Amount of Paid Up Share Capital :	4,550.00	0.00	0.00
Date of Allotment : *	08/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,841,673	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,764,787.17	0.00	0.00
Amount of Paid Up Share Capital :	246,764,787.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :19/10/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090393453
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003432936A
Payment Date :	19/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	11,180.00	0.00	0.00
Amount of Paid Up Share Capital :	11,180.00	0.00	0.00
Date of Allotment : *	08/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,839,073	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,760,237.17	0.00	0.00
Amount of Paid Up Share Capital :	246,760,237.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :19/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090383612
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003424705A
Payment Date :	12/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,304.00	0.00	0.00
Amount of Paid Up Share Capital :	5,304.00	0.00	0.00
Date of Allotment : *	06/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,833,873	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,749,057.17	0.00	0.00
Amount of Paid Up Share Capital :	246,749,057.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :12/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity * Service * Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

/elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090383598
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003424691A
Payment Date :	12/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,590.00	0.00	0.00
Amount of Paid Up Share Capital :	5,590.00	0.00	0.00
Date of Allotment : *	06/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,831,273	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,743,753.17	0.00	0.00
Amount of Paid Up Share Capital :	246,743,753.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :12/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

/elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090383586
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003424681A
Payment Date :	12/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,304.00	0.00	0.00
Amount of Paid Up Share Capital :	5,304.00	0.00	0.00
Date of Allotment : *	05/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,828,673	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,738,163.17	0.00	0.00
Amount of Paid Up Share Capital :	246,738,163.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :12/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090383577
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003424674A
Payment Date :	12/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	05/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,826,073	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,732,859.17	0.00	0.00
Amount of Paid Up Share Capital :	246,732,859.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :12/10/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY   TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090383565
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003424663A
Payment Date :	12/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	8,060.00	0.00	0.00
Amount of Paid Up Share Capital :	8,060.00	0.00	0.00
Date of Allotment : *	05/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,823,473	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,729,167.17	0.00	0.00
Amount of Paid Up Share Capital :	246,729,167.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :12/10/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

(763) (2)


Singapore Governmer
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C090383518
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003424608A
Payment Date :	12/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9,100.00	0.00	0.00
Amount of Paid Up Share Capital :	9,100.00	0.00	0.00
Date of Allotment : *	05/10/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,818,273	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,721,107.17	0.00	0.00
Amount of Paid Up Share Capital :	246,721,107.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :12/10/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090383515
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003424601A
Payment Date :	12/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,590.00	0.00	0.00
Amount of Paid Up Share Capital :	5,590.00	0.00	0.00
Date of Allotment : *	05/10/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,813,073	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,712,007.17	0.00	0.00
Amount of Paid Up Share Capital :	246,712,007.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :12/10/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmen
Integrity • Service • Excellence

Transaction Details

Transaction No. :	C090374845
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003417194A
Payment Date :	05/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	10,400	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	21,320.00	0.00	0.00
Amount of Paid Up Share Capital :	21,320.00	0.00	0.00
Date of Allotment : *	29/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,810,473	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,706,417.17	0.00	0.00
Amount of Paid Up Share Capital :	246,706,417.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :05/10/2009

Back | Print This Page | Confirı

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAF

Home | **About Bizfile** | **e-Services** | **e-Guides** |

ACRA Home

W· ːome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

ransaction Details

ransaction No. :	C090374829
egistration No. :	197201770G
ntity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
P Ref. No. :	-
Receipt No. :	ACR0000003417177A
ayment Date :	05/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at tp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,304.00	0.00	0.00
Amount of Paid Up Share Capital :	5,304.00	0.00	0.00
Date of Allotment : *	29/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,800,073	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,685,097.17	0.00	0.00
Amount of Paid Up Share Capital :	246,685,097.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :05/10/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity * Service * Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

W lcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090374808
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003417159A
Payment Date :	05/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes O No
Are the shares of the company listed on the stock/securities exchange ?	● Yes O No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	OFor consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,030.00	0.00	0.00
Amount of Paid Up Share Capital :	4,030.00	0.00	0.00
Date of Allotment : *	29/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,797,473	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,679,793.17	0.00	0.00
Amount of Paid Up Share Capital :	246,679,793.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :05/10/2009

Back | Print This Page | Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmen
Integrity * Service * Excellence

Transaction Details

Transaction No. :	C090374786
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003417139A
Payment Date :	05/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

.. you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity * Service * Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** 3. Review Changes **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	9,100.00	0.00	0.00
Amount of Paid Up Share Capital :	9,100.00	0.00	0.00
Date of Allotment : *	29/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,794,873	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,675,763.17	0.00	0.00
Amount of Paid Up Share Capital :	246,675,763.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :05/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

(762) (1)

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

V lcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

ECEIPT

Receipt No.	: ACR0000003417118A	GST No. : M9-0008879-T
Transaction No.	: C090374762	Date/Time : 05/10/2009 11:47:36
jency	: ACRA	
pplication	: BizFILE PAYMENT SERVICE	
Paid Via	: DEPOSIT SERVICE ACCOUNT	
Ref No.	: -	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
) AIRPORT BOULEVARD
ATS INFLIGHT CATERING CENTRE 3
INGAPORE 819659
Deposit Service Account No.: 030066

no	Code/Description	Unit Price(S$)	Qty	Amount
	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

ıis is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Back Print This Page

Rate this e-service

you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The tep-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

RIVACY TERMS OF USE


Singapore Government
Integrity * Service * Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	2.15	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,590.00	0.00	0.00
Amount of Paid Up Share Capital :	5,590.00	0.00	0.00
Date of Allotment : *	29/09/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,789,673	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,666,663.17	0.00	0.00
Amount of Paid Up Share Capital :	246,666,663.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :05/10/2009

Back Print This Page Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity * Service * Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

Transaction Details

Transaction No. :	C090370785
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003413895A
Payment Date :	01/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print Review Page Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act (Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital (Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	5,200	0	0
Price per Share :	2.05	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	10,660.00	0.00	0.00
Amount of Paid Up Share Capital :	10,660.00	0.00	0.00
Date of Allotment : *	28/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,787,073	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,661,073.17	0.00	0.00
Amount of Paid Up Share Capital :	246,661,073.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :01/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmen
Integrity • Service • Excellenc

Transaction Details

Transaction No. :	C090370770
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003413882A
Payment Date :	01/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity * Service * Excellence

Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	2.04	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	5,304.00	0.00	0.00
Amount of Paid Up Share Capital :	5,304.00	0.00	0.00
Date of Allotment : *	28/09/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,781,873	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,650,413.17	0.00	0.00
Amount of Paid Up Share Capital :	246,650,413.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :01/10/2009

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Transaction Details

Transaction No. :	C090370751
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003413866A
Payment Date :	01/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity * Service * Excellence

?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

Company Information

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	13,100	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	18,602.00	0.00	0.00
Amount of Paid Up Share Capital :	18,602.00	0.00	0.00
Date of Allotment : *	28/09/2009		

Resultant Share Capital

1

Currency : SINGAPORE, DOLLARS (SGD)

Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,779,273	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,645,109.17	0.00	0.00
Amount of Paid Up Share Capital :	246,645,109.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :01/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmen
Integrity * Service * Excellence

Transaction Details

Transaction No. :	C090370724
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003413844A
Payment Date :	01/10/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

ıf you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act (Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital (Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.75	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,550.00	0.00	0.00
Amount of Paid Up Share Capital :	4,550.00	0.00	0.00
Date of Allotment : *	28/09/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,080,766,173	0	0
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	246,626,507.17	0.00	0.00
Amount of Paid Up Share Capital :	246,626,507.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :01/10/2009

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE